IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston
Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for September 2, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-97955
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 25, 2003.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: ______________________
Name: Jeffrey Altabef
Title: Director

NY1 5431617v2

Exhibit Index

NY1 5431617v2

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE ABS TERM SHEETS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

ABS TERM SHEETS
PREPARED BY CREDIT SUISSE FIRST BOSTON LLC

for

Credit Suisse First Boston Mortgage Securities Corp.,
Commercial Mortgage Pass-Through Certificates, Series 2003-C4

CMBS New Issue

CSFB 2003-C4

Collateral & Structural Term Sheet

$886,918,000

(Approximate)

Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2003-C4

COLUMN FINANCIAL™

a CREDIT SUISSE FIRST BOSTON company

KeyBank

Credit Suisse First Boston LLC

Greenwich Capital Markets, Inc.

McDonald Investments
A KeyCorp Company

I. Transaction Offering

Class	Expected Ratings (1)	Initial Principal Balance or Notional Amount	Approximate % of Total Initial Net Principal Balance(2)	Approximate Credit Support(2)	Initial Pass-Through Rate(3)	Assumed Weighted Average Life (years)(4)	Expected Maturity(4)	Expected Principal Window(4)	Legal Status	ERISA(5)
Offered Certificates:										
A-1	Aaa/AAA	$66,934,000	5.01%	17.00%	%	2.6	6/08	10/03-6/08	Public	Yes
A-2	Aaa/AAA	$118,226,000	8.84%	17.00%	%	4.8	8/08	6/08-8/08	Public	Yes
A-3	Aaa/AAA	$89,652,000	6.71%	17.00%	%	7.1	11/12	8/08-11/12	Public	Yes
A-4	Aaa/AAA	$508,497,000	38.04%	17.00%	%	9.6	7/13	11/12-7/13	Public	Yes
B	Aa2/AA	$36,765,000	2.75%	14.25%	%	9.8	7/13	7/13-7/13	Public	Yes
C	Aa3/ AA-	$16,711,000	1.25%	13.00%	%	9.8	8/13	7/13-8/13	Public	Yes
D	A2/A	$33,422,000	2.50%	10.50%	%	9.9	8/13	8/13-8/13	Public	Yes
E	A3/A-	$16,711,000	1.25%	9.25%	%	9.9	8/13	8/13-8/13	Public	Yes
Non-Offered Certificates: (6)										
A-1-A	Aaa/AAA	$326,302,000	24.41%	17.00%	%	8.0	7/13	10/03-7/13	Private-144A	Yes
F	Baa1/ BBB+	$21,724,000	1.62%	7.63%	%	9.9	8/13	8/13-8/13	Private-144A	Yes
G	Baa2/BBB	$15,040,000	1.13%	6.50%	%	9.9	8/13	8/13-8/13	Private-144A	Yes
H	Baa3/ BBB-	$16,711,000	1.25%	5.25%	%	9.9	8/13	8/13-8/13	Private-144A	Yes
J	Ba1/ BB+	$15,040,000	1.13%	4.13%	%	9.9	8/13	8/13-8/13	Private-144A	No
K	Ba2/BB	$8,355,000	0.62%	3.50%	%	9.9	9/13	8/13-9/13	Private-144A	No
L	Ba3/ BB-	$6,685,000	0.50%	3.00%	%	10.0	9/13	9/13-9/13	Private-144A	No
M	NR/ B+	$10,026,000	0.75%	2.25%	%	10.0	9/13	9/13-9/13	Private-144A	No
N	NR/B	$5,014,000	0.38%	1.88%	%	10.0	9/13	9/13-9/13	Private-144A	No
O	B3/ B-	$1,671,000	0.12%	1.75%	%	10.0	9/13	9/13-9/13	Private-144A	No
P	NR/NR	$23,395,695	1.75%	0.00%	%	13.9	4/23	9/13-4/23	Private-144A	No
MM	Baa2/BBB	$2,491,998 (7)	N/A	N/A	%	4.6	7/08	10/03-7/08	Private-144A	Yes
A-X	Aaa/AAA	$1,336,881,695 (8)	100.00%	N/A	%	8.4	4/23	N/A	Private-144A	Yes
A-SP	Aaa/AAA	$588,037,000 (8)	43.99%	N/A	%	4.3	9/10	N/A	Private-144A	Yes

(1) The ratings shown are those of Moody's Investors Service, Inc and Standard & Poor's Rating Services, respectively. "NR" means not rated.
(2) The approximate percentage of total initial net principal balance and the approximate credit support for any class shown in the above table does not take into account the total principal balance of the class MM certificates or the portion of the mortgage pool represented by the class MM certificates.
(3) Classes _, _ and _ will be fixed rate. Classes_, _ and _ will be fixed subject to net WAC of the mortgage pool (exclusive of the respective portion thereof represented by the class MM certificates). Classes _ and _ will be equal to the net WAC of the mortgage pool (exclusive of the respective portion thereof represented by the class MM certificates).
(4) Assumes 0% CPR, no defaults, no extensions and ARD Loans (as described in the prospectus supplement) pay in full on their respective anticipated repayment dates. Otherwise based on "Modeling Assumptions" set forth in the prospectus supplement. Assumed weighted average life expressed in years.
(5) Expected to be eligible for Credit Suisse First Boston LLC's individual prohibited transaction exemption under ERISA.
(6) Not offered by the prospectus supplement or this term sheet.
(7) The class MM certificates will represent an interest solely in a junior portion of the underlying mortgage loan that is secured by a lien on the real property identified in the prospectus supplement and this term sheet as Mayfair Mall.
(8) Notional Amount.

Mortgage Loan Seller Profile:

Column Financial, Inc., "Column", will be selling 136 mortgage loans, representing 75.8% of the initial net mortgage pool balance to the trust. Column was established in August 1993 and is an indirect wholly owned subsidiary of Credit Suisse Group. Column has originated more than 5,350 commercial and multifamily mortgage loans, totaling approximately $43 billion, since its inception. Column sources, underwrites and closes various mortgage loan products through 17 production offices located throughout the U.S. and Canada.

KeyBank National Association, "KeyBank", will be selling 35 mortgage loans, representing 24.2% of the initial net mortgage pool balance to the trust. KeyBank, a wholly owned subsidiary of KeyCorp, is a national banking association. KeyBank, headquartered in Cleveland, Ohio, provides financial services, including commercial and multifamily real estate financing, throughout the United States. As of June 30, 2003, KeyBank had total assets of approximately $ 75.1 billion, total liabilities including minority interests in consolidated subsidiaries of approximately $70.2 billion and approximately $5.0 billion in stockholders' equity. As of June 30, 2003, KeyBank Real Estate Capital, a division of KeyBank, had total assets of approximately $8.1 billion, comprised of construction and interim loans, CMBS investments, and conduit and other fixed rate permanent loans. The Commercial Mortgage Group of KeyBank Real Estate Capital originated approximately $1.8 billion in commercial mortgage loans in 2002 and has a current servicing portfolio of $22.6 billion.

II. Collateral Overview [(1)(2)(3)]

- **Mortgage Loan Pool**

Initial Net Mortgage Pool Balance [(4)]:	$1,336,881,696
Average Cut-off Date Principal Balance:	$7,818,022
Loans / Properties:	171 / 179
Largest Loan:	6.0%
Five Largest Loans / Group of Loans:	24.3%
Ten Largest Loans / Group of Loans:	36.7%

- **Property Type Concentrations**

Retail:	37.7% (Anchored 33.0%; Unanchored 4.7%)
Multifamily [(5)]:	25.8%
Office:	20.1%
Industrial:	10.1%
Mixed Use:	3.0%
Hotel:	2.0%
Self Storage:	1.3%

- **Geographic Distribution**

California [(6)]:	17.5% (Southern 15.4% / Northern 2.1%)
Indiana:	11.2%
Texas:	9.6%
Florida:	6.7%
Wisconsin:	5.5%
Washington:	5.4%
Other:	28 other states, which comprise less than 5.0% individually

- **Credit Statistics**

Wtd. Avg. Underwritten DSCR:	1.71x
Wtd. Avg. Cut-off Date LTV Ratio:	69.2%
Wtd. Avg. Balloon/ARD LTV Ratio:	59.2%

(1) All information provided based on a Cut-off Date in September 2003 unless otherwise noted.
(2) All information treats the portion of the Mayfair Mall underlying mortgage loans represented by the class MM Certificates as a separate subordinate mortgage loan that will not be included in the trust. The Class MM Certificates have an initial total principal balance of $2,491,998.
(3) All percentages are based on the Initial Net Mortgage Pool Balance unless otherwise stated.
(4) The Initial Net Mortgage Pool Balance represents the aggregate cut-off date principal balance of the underlying mortgage loans as of their respective due dates in September 2003, after application of all payments of principal due on or before those due dates, exclusive of the portion of the Mayfair Mall underlying mortgage loan represented by the class MM certificates. The class MM certificates have an initial total principal balance of $2,491,998.
(5) Includes manufactured housing mortgaged real properties, which comprise 3.2% on the Initial Net Mortgage Pool Balance.
(6) "Southern California" consists of mortgaged real properties in California zip codes less than or equal to 93600. "Northern California" consists of mortgaged real properties in zip codes greater than 93600.

II. Collateral Overview (continued)

- **Loans with Reserve Requirements**

Tax escrows:	71.9%
Insurance escrows:	71.6%
Cap. Ex escrows [1]:	83.4%
TI/LC escrows [1] [2]:	81.0%

- **Mortgage Loan Pool Characteristics**

Gross WAC:	5.449%
Wtd. Avg. Remaining Term [3]:	103 Months
Wtd. Avg. Seasoning:	3 Months
Call Protection:	All of the mortgage loans provide for either a prepayment lockout period ("Lockout"), a defeasance period ("Defeasance"), a yield maintenance premium period ("YMP"), or a combination thereof.
Lockout/Defeasance:	94.6%
Ownership Interest:	88.5% (Fee); 5.2% (Fee/Leasehold) [4]; 6.3% (Leasehold)

(1) Includes loans with provisions for upfront, collected reserves and/or springing.

(2) TI/LC escrows are expressed as a percentage of only the mortgage loans secured by office, retail, mixed use and industrial properties.

(3) In the case of ARD loans, the anticipated repayment date is assumed to be the maturity date.

(4) Fee/Leasehold refers to loans that are secured by collateral in which the related borrower owns a fee interest and separate collateral in which the related borrower owns a leasehold interest.

III. Transaction Overview

Offered Certificates:	Classes A-1, A-2, A-3, A-4, B, C, D, and E
Pass-Through Structure:	Senior/Subordinate, Sequential Pay Pass-Through Certificates
Mortgage Loan Sellers:	Column Financial, Inc., KeyBank National Association
Lead Manager:	Credit Suisse First Boston LLC
Bookrunner:	Credit Suisse First Boston LLC
Co-Managers:	Greenwich Capital Markets, Inc. and McDonald Investments Inc.
Rating Agencies:	Moody's Investors Service, Inc. and Standard & Poor's Rating Services
Master Servicer:	KeyCorp Real Estate Capital Markets, Inc.
Special Servicer:	Lennar Partners, Inc.
Trustee:	Wells Fargo Bank Minnesota, N.A.
Cut-Off Date:	September 2003
Settlement Date:	On or about September 30, 2003
Distribution Date:	The fourth business day following the Determination Date in each month, beginning October 2003
Determination Date:	The eleventh calendar day of the month, or, if the eleventh calendar day is not a business day, the next succeeding business day, beginning in October 2003
Minimum Denominations:	$10,000 for all offered certificates and in additional multiples of $1
Settlement Terms:	DTC, Euroclear and Clearstream, same day funds, with accrued interest
SMMEA:	It is expected that upon initial issuance, Classes A-1, A-2, A-3, A-4, B and C of the certificates will be "mortgage related securities" for purposes of SMMEA.
ERISA:	Classes A-1, A-2, A-3, A-4, B, C, D and E are expected to be eligible for the Lead Manager's individual prohibited transaction exemption with respect to ERISA, subject to certain conditions of eligibility.
Tax Treatment:	REMIC
Analytics:	Cashflows are expected to be available through Bloomberg, the Trepp Group, Intex Solutions and Standard & Poor's Conquest

IV. Structure Description



- For purposes of distributions to the Class A-1, A-2, A-3, A-4, and A-1-A Certificates, the mortgage loans will consist of two loan groups ("Loan Group No. 1" and "Loan Group No. 2"). Generally, principal and interest distributions relating to Loan Group No. 1 will be allocated to the Class A-1, A-2, A-3, and A-4 Certificates. Generally, principal and interest distributions relating to Loan Group 2 will be allocated to the Class A-1-A Certificates. Please see the Preliminary Prospectus Supplement for more detailed information.
- All Principal remaining after the Class A-1, A-2, A-3, A-4, and A-1-A Certificates have been retired will be allocated sequentially starting with the Class B Certificates.
- The Class A-X and Class A-SP Certificates will collectively accrue interest on the total principal balance of the Class A-1, A-2, A-3, A-4, A-1-A, B, C, D, E, F, G, H, J, K, L, M, N, O and P Certificates. The Preliminary Prospectus Supplement describes the notional amounts on which the Class A-X and A-SP Certificates individually accrue interest.
- The Class A-X and Class A-SP Certificates will collectively accrue interest at a rate approximately equal to the excess, if any, of the weighted average net coupon for the mortgage pool (excluding the portion thereof evidenced by the Class MM certificates) over the weighted average pass-through rate for Classes A-1, A-2, A-3, A-4, A-1-A, B, C, D, E, F, G, H, J, K, L, M, N, O and P. The Preliminary Prospectus Supplement describes the pass-through rates at which the Class A-X and Class A-SP Certificates individually accrue interest.

V. Yield Maintenance Charges

Yield Maintenance Charges:

Yield Maintenance Charges will generally be distributed on each Distribution Date as follows: A portion (based on the product of the Base Interest Fraction and the Principal Entitlement Fraction as described below) will be delivered to one or more of the following Classes: A-1, A-2, A-3, A-4, A-1-A, B, C, D, E, F, G and H (the "Yield Maintenance Classes"). The entire amount remaining will be distributed to Class A-X and A-SP Certificates.

With respect to each Yield Maintenance Class, the "Base Interest Fraction" is a fraction, not greater than one or less than zero, having:

- a numerator equal to the excess, if any, of the pass-through rate on such class of certificates over the relevant discount rate, and
- a denominator equal to the excess, if any, of the mortgage interest rate of the prepaid loan over the relevant discount rate.

With respect to each Yield Maintenance Class, the "Principal Entitlement Fraction" is a fraction having:

- a numerator equal to the total principal distributable on such class of certificates attributable to the loan group that includes the prepaid mortgage loan on the subject Distribution Date, and
- a denominator equal to the total principal, distributable on all the certificates, public and private (exclusive of the Class MM certificates), attributable to the loan group that includes the prepaid mortgage loan, on the subject Distribution Date.

Yield Maintenance Charge Example:

The following is an example of the Yield Maintenance Charge allocation based on the following assumptions:

- Class receiving the related principal prepayment from Loan Group No. 1 is A-1 (without regard to Class MM)
- Mortgage rate: 8.00%
- The Discount Rate at time of prepayment: 5.75%
- The Class Pass-Through Rate is equal to 7.00%

Method	Class A-1 Certificates	Class A-X / A-SP Distribution
(Class Pass Through Rate – Discount Rate) (Mortgage Rate-Discount Rate)	(7.00%-5.75%) (8.00%-5.75%)	(100.00%-Class A-1 Certificate Percentage)
Yield Maintenance Charge Allocation	55.56%	44.44%

VI. Additional Deal Features

Prepayment Interest Shortfalls: Any Prepayment Interest Shortfalls that are not offset by the compensating payments by the Master Servicer to be made in limited circumstances will generally be allocated pro-rata to each interest-bearing Class of Certificates (other than the class MM certificates) in proportion to the amount of interest accrued on such Class for such distribution date.

Principal & Interest Advances: The Master Servicer will generally be required to advance delinquent scheduled payments of principal and interest on the underlying mortgage loans (excluding any balloon payments, default interest or excess interest) and other required amounts through liquidation, subject to a recoverability standard. The Master Servicer will be required to make advances for those balloon loans that become defaulted after their maturity dates, on the same amortization schedule as if the maturity date had not occurred. In the event that the Master Servicer fails to make a required advance of delinquent scheduled payments of principal and interest, the Trustee will be obligated to make the advance.

Optional Termination: On any Distribution Date on which the mortgage pool balance, net of outstanding advances of principal, is less than 1% of the Initial Mortgage Pool Balance, the trust fund may be terminated and the certificates retired at the option, in turn, of: any single holder or group of holders of a majority of the controlling class (as described in Prospectus Supplement), the special servicer or the master servicer.

Notes To Following Tables and Charts:

1. The following tables and charts disregard the portion of the Mayfair Mall underlying mortgage loan represented by the class MM certificates.
2. In the case of one of the underlying mortgage loans, 540 Madison Avenue, representing 3.37% of the Initial Net Mortgage Pool Balance, the encumbered interest of the related borrower is a fee estate, subject to a ground lease. For purposes of calculating loan-to-value ratios and debt service coverage ratios in the following tables and charts, the ground lease has been ignored and the value and operations of the offices building located on the subject property has been taken into account.

MORTGAGED REAL PROPERTIES BY STATE



WA 5.41%
OR 1.08%
ID 0.22%
NV 0.18%
CA 17.54%
AZ 1.24%
CO 1.08%
SD 1.15%
NE 0.99%
MN 0.56%
WI 5.51%
MI 0.11%
IL 4.32%
IN 11.19%
OH 1.80%
PA 4.92%
NY 3.86%
ME 0.10%
NH 0.66%
MA 2.56%
CT 1.79%
NJ 1.67%
MD 2.72%
VA 0.73%
NC 2.67%
SC 1.81%
TN 1.98%
GA 2.56%
AL 0.71%
MS 0.31%
LA 1.21%
TX 9.59%
OK 1.10%
FL 6.65%

State	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (1)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
California	23	$ 234,498,480	17.54%	5.665%	1.66x	68.5%
Southern California (2)	18	206,193,504	15.42%	5.632%	1.66	69.0%
Northern California (2)	5	28,304,977	2.12%	5.907%	1.68	64.5%
Indiana	5	149,598,634	11.19%	5.146%	1.89	66.5%
Texas	33	128,254,419	9.59%	5.942%	1.44	75.1%
Florida	16	88,916,088	6.65%	5.417%	1.51	76.0%
Wisconsin	5	73,705,960	5.51%	3.562%	2.10	64.5%
Washington	7	72,340,520	5.41%	5.698%	1.52	73.7%
Pennsylvania	2	65,761,097	4.92%	5.390%	1.80	58.2%
Illinois	6	57,788,649	4.32%	5.295%	1.49	73.9%
New York	4	51,551,683	3.86%	4.961%	3.32	38.3%
Maryland	4	36,315,248	2.72%	5.844%	1.46	76.5%
North Carolina	10	35,716,004	2.67%	5.715%	1.56	75.0%
Georgia	4	34,273,040	2.56%	5.210%	1.37	78.2%
Massachusetts	8	34,251,344	2.56%	5.789%	1.40	75.0%
Tennessee	8	26,466,904	1.98%	5.452%	1.48	72.4%
South Carolina	1	24,226,534	1.81%	5.390%	1.75	51.5%
Ohio	7	24,006,994	1.80%	5.637%	1.51	75.2%
Connecticut	2	23,882,176	1.79%	5.803%	1.52	74.0%
New Jersey	3	22,283,080	1.67%	5.722%	2.96	54.4%
Arizona	4	16,569,194	1.24%	5.423%	1.42	77.2%
Louisiana	3	16,190,271	1.21%	5.550%	1.43	76.2%
South Dakota	1	15,400,000	1.15%	5.440%	1.36	78.6%
Oklahoma	2	14,733,278	1.10%	5.546%	1.65	72.6%
Oregon	1	14,484,667	1.08%	6.550%	1.52	74.7%
Colorado	4	14,458,088	1.08%	5.875%	1.54	73.5%
Nebraska	3	13,249,554	0.99%	5.621%	1.41	75.0%
Virginia	3	9,742,013	0.73%	5.717%	1.49	71.5%
Alabama	1	9,500,000	0.71%	5.500%	1.67	79.8%
New Hampshire	3	8,826,924	0.66%	5.998%	1.54	70.4%
Minnesota	1	7,425,395	0.56%	6.360%	1.37	58.9%
Mississippi	1	4,117,779	0.31%	5.800%	1.52	68.6%
Idaho	1	2,993,332	0.22%	6.700%	1.75	62.6%
Nevada	1	2,463,146	0.18%	5.750%	1.40	74.6%
Michigan	1	1,495,661	0.11%	5.650%	1.68	65.0%
Maine	1	1,395,537	0.10%	6.390%	1.47	74.4%
Total/Weighted Average:	**179**	**$ 1,336,881,696**	**100.00%**	**5.449%**	**1.71x**	**69.2%**

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(2) Southern California consists of mortgaged properties in California zip codes less than or equal to 93600.
Northern California consists of mortgaged real properties in California zip codes greater than 93600.

MORTGAGED REAL PROPERTIES BY PROPERTY TYPE


Mixed Use 2.97%
Hotel 1.96%
Industrial 10.11%
Self Storage 1.30%
Office 20.13%
Retail 37.72%
Multifamily 25.80%

Property Type	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (1)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
Retail	54	$ 504,322,963	37.72%	5.301%	1.71x	69.8%
Multifamily	73	344,897,642	25.80%	5.529%	1.49	75.8%
Office	23	269,128,141	20.13%	5.396%	1.99	60.1%
Industrial	12	135,201,595	10.11%	5.508%	1.74	69.8%
Mixed Use	6	39,660,596	2.97%	5.894%	1.49	73.5%
Hotel	6	26,236,371	1.96%	6.674%	1.76	62.8%
Self Storage	5	17,434,388	1.30%	5.689%	1.79	58.2%
Total/Weighted Average:	**179**	**$ 1,336,881,696**	**100.00%**	**5.449%**	**1.71x**	**69.2%**

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

MORTGAGED REAL PROPERTIES BY PROPERTY SUB-TYPE

Property Type	Property Sub-Type	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (1)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
Retail							
	Anchored (2)	35	$ 441,524,366	33.03%	5.217%	1.72x	70.0%
	Unanchored	19	62,798,597	4.70%	5.895%	1.66	68.3%
Total/Weighted Average:		54	$ 504,322,963	37.72%	5.301%	1.71x	69.8%
Multifamily							
	Conventional	57	$ 302,177,859	22.60%	5.503%	1.49x	75.9%
	Manufactured Housing	16	42,719,783	3.20%	5.715%	1.46	74.9%
Total/Weighted Average:		73	$ 344,897,642	25.80%	5.529%	1.49x	75.8%
Hotel							
	Full Service	5	$ 22,649,546	1.69%	6.700%	1.75x	62.6%
	Limited Service	1	3,586,825	0.27%	6.510%	1.79	64.1%
Total/Weighted Average:		6	$ 26,236,371	1.96%	6.674%	1.76x	62.8%

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(2) Includes shadow anchored properties.

MORTGAGED REAL PROPERTIES BY OWNERSHIP INTEREST

Ownership Interest	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (1)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rates	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
Fee	174	$ 1,182,679,655	88.47%	5.479%	1.67x	70.5%
Leasehold	2	84,776,208	6.34%	5.072%	2.21	58.6%
Fee/Leasehold	3	69,425,833	5.19%	5.412%	1.78	59.2%
Total/Weighted Average:	179	$ 1,336,881,696	100.0%	5.449%	1.71x	69.2%

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

CUT-OFF DATE PRINCIPAL BALANCES [(1)]


10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
Percentage of Initial Net Mortgage Pool Balance
$520,890 - $1,000,000
$1,250,001 - $1,500,000
$2,000,001 - $2,500,000
$3,000,001 - $4,000,000
$5,000,001 - $6,250,000
$7,500,001 - $8,000,000
$10,000,000 - $12,500,000
$15,000,001 - $18,000,000
$23,000,001 - $27,500,000
$35,000,001 - $50,000,000
$65,000,001 - $79,550,681
Range of Cut-off Date Initial Net Principal Balances

Range of Net Cut-off Date Principal Balances [(1)]			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [(1)]	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [(1)]
$520,890	-	1,000,000	8	$ 6,573,517	0.49%	6.088%	1.53x	71.0%
1,000,000	-	1,250,000	8	9,302,168	0.70%	5.968%	1.84	61.1%
1,250,001	-	1,500,000	10	13,930,638	1.04%	5.902%	1.57	68.3%
1,500,001	-	2,000,000	18	31,785,709	2.38%	5.918%	1.53	68.3%
2,000,001	-	2,500,000	12	27,855,611	2.08%	5.968%	1.48	72.0%
2,500,001	-	3,000,000	11	30,405,997	2.27%	5.852%	1.52	73.5%
3,000,001	-	4,000,000	19	65,262,172	4.88%	5.797%	1.74	70.4%
4,000,001	-	5,000,000	15	68,178,381	5.10%	5.742%	1.45	72.7%
5,000,001	-	6,250,000	16	87,642,957	6.56%	5.743%	1.53	75.4%
6,250,001	-	7,500,000	6	40,732,658	3.05%	5.620%	1.51	70.9%
7,500,001	-	8,000,000	3	23,196,229	1.74%	6.164%	1.69	63.8%
8,000,000	-	10,000,000	11	102,644,381	7.68%	5.648%	1.59	73.9%
10,000,000	-	12,500,000	8	89,796,687	6.72%	5.511%	1.42	74.5%
12,500,001	-	15,000,000	5	70,399,793	5.27%	5.880%	1.71	72.8%
15,000,001	-	18,000,000	3	47,526,664	3.56%	5.524%	1.40	78.6%
18,000,001	-	23,000,000	5	98,950,379	7.40%	5.636%	1.51	72.7%
23,000,001	-	27,500,000	5	121,476,825	9.09%	5.112%	1.50	72.0%
27,500,001	-	35,000,000	2	62,822,278	4.70%	5.760%	1.44	71.4%
35,000,001	-	50,000,000	3	130,847,970	9.79%	4.271%	2.76	52.1%
50,000,001	-	70,000,000	2	128,000,000	9.57%	5.316%	1.64	67.7%
70,000,001	-	$79,550,681	1	79,550,681	5.95%	5.020%	2.25	57.2%
Total/Weighted Average:			171	$ 1,336,881,696	100.00%	5.449%	1.71x	69.2%

Maximum Cut-off Date Principal Balance [(1)]: $79,550,681
Minimum Cut-off Date Principal Balance [(1)]: $520,890
Average Cut-off Date Principal Balance [(1)]: $7,818,022

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

UNDERWRITTEN DEBT SERVICE COVERAGE RATIOS


18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Percentage of Initial Net Mortgage Pool Balance
1.23x-1.25x
1.26x-1.30x
1.31x-1.35x
1.36x-1.40x
1.41x-1.45x
1.46x-1.50x
1.51x-1.60x
1.61x-2.00x
2.01x-2.50x
2.51x-3.00x
3.00x-4.00x
4.01x-5.99x
Range of Debt Service Coverage Ratios

Range of U/W DSCRs			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [1]	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [1]
1.23x	-	1.25	4	$ 22,704,536	1.70%	5.768%	1.25x	78.1%
1.26	-	1.30	7	45,149,754	3.38%	5.538%	1.28	78.9%
1.31	-	1.35	15	75,706,151	5.66%	5.578%	1.34	76.6%
1.36	-	1.40	20	142,793,843	10.68%	5.447%	1.38	76.5%
1.41	-	1.45	28	198,787,409	14.87%	5.704%	1.43	74.3%
1.46	-	1.50	23	204,869,030	15.32%	5.526%	1.49	76.0%
1.51	-	1.60	28	160,501,516	12.01%	5.671%	1.54	72.7%
1.61	-	2.00	33	230,056,007	17.21%	5.731%	1.74	63.5%
2.01	-	2.50	7	144,224,582	10.79%	5.063%	2.19	60.6%
2.51	-	3.00	4	63,992,001	4.79%	3.811%	2.58	55.6%
3.00	-	4.00	1	45,000,000	3.37%	4.880%	3.59	33.3%
4.01	-	5.99x	1	3,096,866	0.23%	5.210%	5.99	13.9%
Total/Weighted Average:			**171**	**$ 1,336,881,696**	**100.00%**	**5.449%**	**1.71x**	**69.2%**

Maximum U/W DSCR:	**5.99x**
Minimum U/W DSCR:	**1.23x**
Wtd. Avg. U/W DSCR:	**1.71x**

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

CUT-OFF DATE LOAN-TO-VALUE RATIOS (1)



Percentage of Initial Net Mortgage Balance
20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
13.90% - 50.00%
50.10% - 60.00%
60.10% - 70.00%
70.10% - 72.50%
72.60% - 74.50%
74.60% - 75.00%
75.10% - 76.00%
76.10% - 77.50%
77.60% - 78.50%
78.60% - 79.50%
79.60% - 80.00%
Range of Cut-off Date Loan-to-Value Ratios

Range of Cut-off Date Loan-to-Value Ratios (1)	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
13.9% - 50.0%	7	$ 61,729,069	4.62%	5.110%	3.40x	34.3%
50.1% - 60.0%	12	251,780,506	18.83%	4.930%	2.11	56.7%
60.1% - 70.0%	36	188,228,883	14.08%	5.729%	1.74	66.2%
70.1% - 72.5%	18	168,834,748	12.63%	5.671%	1.52	71.6%
72.6% - 74.5%	22	99,984,797	7.48%	5.812%	1.50	73.4%
74.6% - 75.0%	10	63,191,248	4.73%	5.926%	1.49	74.7%
75.1% - 76.0%	7	18,508,213	1.38%	5.753%	1.41	75.4%
76.1% - 77.5%	12	74,044,765	5.54%	5.330%	1.39	77.0%
77.6% - 78.5%	8	117,528,801	8.79%	5.519%	1.47	78.0%
78.6% - 79.5%	25	177,941,521	13.31%	5.437%	1.39	79.0%
79.6% - 80.0%	14	115,109,145	8.61%	5.387%	1.45	79.7%
Total/Weighted Average:	171	$ 1,336,881,696	100.00%	5.449%	1.71x	69.2%

Maximum Cut-off Date LTV Ratio (1): 80.0%
Minimum Cut-off Date LTV Ratio (1): 13.9%
Wtd. Avg. Cut-off Date LTV Ratio (1): 69.2%

(1) **Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.**

MORTGAGE INTEREST RATES

Range of Mortgage Interest Rates	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
3.108% - 5.000%	11	$ 232,956,279	17.43%	4.476%	2.22x	62.8%
5.001% - 5.250%	10	219,751,644	16.44%	5.124%	1.83	69.3%
5.260% - 5.500%	24	244,550,949	18.29%	5.403%	1.60	68.4%
5.501% - 5.750%	43	182,325,439	13.64%	5.663%	1.45	75.1%
5.751% - 6.000%	35	274,604,232	20.54%	5.846%	1.56	71.2%
6.001% - 6.500%	38	128,073,438	9.58%	6.207%	1.51	69.5%
6.501% - 6.710%	10	54,619,713	4.09%	6.637%	1.60	69.7%
Total/Weighted Average:	**171**	**$ 1,336,881,696**	**100.00%**	**5.449%**	**1.71x**	**69.2%**

Maximum Mortgage Interest Rate:	**6.710%**
Minimum Mortgage Interest Rate:	**3.108%**
Wtd. Avg. Mortgage Interest Rate:	**5.449%**

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

UNDERLYING MORTGAGE LOANS BY AMORTIZATION TYPE

Loan Type	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
Balloon	144	$ 1,084,510,202	81.12%	5.449%	1.63x	71.1%
ARD	18	175,157,255	13.10%	5.538%	2.08	58.2%
Interest Only	4	64,000,000	4.79%	5.066%	2.04	69.4%
Fully Amortizing	5	13,214,238	0.99%	6.161%	1.46	56.2%
Total/Weighted Average:	**171**	**$ 1,336,881,696**	**100.00%**	**5.449%**	**1.71x**	**69.2%**

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

ORIGINAL TERMS TO STATED MATURITY [1]

Range of Original Terms to Stated Maturity (Months) [1]			Number of Underlying Mortgage Loans		Cut-off Date Principal Balance [2]	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [2]
60	-	84	18	$	218,226,063	16.32%	4.796%	1.83x	70.4%
85	-	120	146		1,087,530,075	81.35%	5.558%	1.69	69.2%
121	-	240	7		31,125,558	2.33%	6.254%	1.61	61.2%
Total/Weighted Average:			171	$	1,336,881,696	100.00%	5.449%	1.71x	69.2%

Maximum Original Term to Stated Maturity (Months) [1]:	240
Minimum Original Term to Stated Maturity (Months) [1]:	60
Wtd. Avg. Original Term to Stated Maturity (Months) [1]:	113

(1) *In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the foregoing table.*
(2) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance for the Class MM Certificate.

REMAINING TERMS TO STATED MATURITY [1][2]

Range of Remaining Terms to Stated Maturity (Months) [1] [2]			Number of Underlying Mortgage Loans		Cut-off Date Principal Balance [2]	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rates	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [2]
52	-	84	18	$	218,226,063	16.32%	4.796%	1.83x	70.4%
85	-	117	110		750,818,646	56.16%	5.642%	1.62	70.5%
118	-	235	43		367,836,987	27.51%	5.444%	1.81	65.9%
Total/Weighted Average:			171	$	1,336,881,696	100.00%	5.449%	1.71x	69.2%

Maximum Remaining Term to Stated Maturity (Months) [1] [2]:	235
Minimum Remaining Term to Stated Maturity (Months) [1] [2]:	52
Wtd. Avg. Remaining Term to Stated Maturity (Months) [1] [2]:	109

(1) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the foregoing table.
(2) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

ORIGINAL AMORTIZATION TERMS (1)(2)

Range of Original Amortization Terms (Months)	Number of Underlying Mortgage Loans (3)	Cut-off Date Principal Balance (3)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (3)
Interest Only	4	$ 64,000,000	4.79%	5.066%	2.04x	69.4%
180 - 300	52	141,821,111	10.61%	5.974%	1.59	66.0%
301 - 360	114	1,086,060,585	81.24%	5.427%	1.63	71.1%
Total/Weighted Average:	**170**	**$ 1,291,881,696**	**96.63%**	**5.469%**	**1.64x**	**70.4%**

Maximum Original Amortization Term (Months) (4): 360
Minimum Original Amortization Term (Months) (4): 180
Wtd. Avg. Original Amortization Term (Months) (4): 350

(1) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date is assumed to be the maturity date for the purposes of the foregoing table.
(2) The 540 Madison underlying mortgage loan is structured with interest only payments for the first 59 months. During the subsequent 61 months the loan pays principal and interest payments based on a fixed amortization of $400,000 per year. The 540 Madison underlying mortgage loan is excluded from this presentation.
(3) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(4) Does not include Mortgage Loans with Interest Only payments until Maturity Date.

REMAINING AMORTIZATION TERMS (1)(2)(3)

Range of Remaining Amortization Terms (Months) (2)	Number of Underlying Mortgage Loans (2)	Cut-off Date Principal Balance (3)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (3)
Interest Only	4	$ 64,000,000	4.79%	5.066%	2.04x	69.4%
176 - 250	13	33,826,988	2.53%	5.979%	1.61	58.8%
251 - 300	39	107,994,122	8.08%	5.972%	1.58	68.3%
301 - 355	47	379,054,742	28.35%	5.708%	1.64	70.8%
356 - 360	67	707,005,843	52.88%	5.277%	1.62	71.2%
Total/Weighted Average:	**170**	**$ 1,291,881,696**	**96.63%**	**5.469%**	**1.64x**	**70.4%**

Maximum Remaining Amortization Term (Months) (2) (3) (4): 360
Minimum Remaining Amortization Term (Months) (2) (3) (4): 176
Wtd. Avg. Remaining Amortization Term (Months) (2) (3) (4): 348

(1) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date is assumed to be the maturity date for the purposes of the foregoing table.
(2) The 540 Madison underlying mortgage loan is structured with interest only payments for the first 59 months. During the subsequent 61 months the loan pays principal and interest payments based on a fixed amortization of $400,000 per year. The 540 Madison underlying mortgage loan is excluded from this presentation.
(3) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(4) Does not include Mortgage Loans with Interest Only payments until Maturity Date.

YEARS BUILT / YEARS RENOVATED (1)

Range of Years Built/Renovated (1)			Number of Mortgaged Real Properties	Cut-off Date Principal Balance (2)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (2)
1910	-	1980	18	$ 92,455,062	6.92%	5.698%	1.56x	73.0%
1981	-	1985	17	78,069,272	5.84%	5.630%	1.72	70.8%
1986	-	1995	19	166,626,158	12.46%	5.173%	1.86	65.4%
1996	-	1999	33	203,051,263	15.19%	5.533%	2.07	64.1%
2000	-	2001	42	448,373,567	33.54%	5.657%	1.55	70.3%
2002	-	2003	50	348,306,375	26.05%	5.160%	1.67	71.3%
Total/Weighted Average:			179	$ 1,336,881,696	100.00%	5.449%	1.71x	69.2%

Most Recent Year Built/Renovated (1):	2003
Oldest Year Built/Renovated (1):	1910
Wtd. Avg. Year Built/Renovated (1):	1997

(1) Years Built/Renovated reflects the later of the year built, or the year renovated.
(2) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

OCCUPANCY RATES AT UNDERWRITING (1)

Range of Occupancy Rates at U/W			Number of Mortgaged Real Properties (1)	Cut-off Date Principal Balance (2)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (2)
59%	-	85%	19	$ 142,175,925	10.63%	5.506%	1.50x	75.4%
85%	-	90%	24	162,642,430	12.17%	5.441%	1.55	73.3%
90%	-	93%	13	69,025,390	5.16%	5.814%	1.75	69.8%
93%	-	95%	16	109,692,156	8.21%	5.466%	1.43	77.3%
95%	-	97%	23	393,714,798	29.45%	5.062%	2.02	62.1%
97%	-	100%	78	433,394,626	32.42%	5.650%	1.61	70.4%
Total/Weighted Average:			173	$ 1,310,645,325	98.04%	5.425%	1.71x	69.3%

Maximum Occupancy Rate at U/W (1):	100%
Minimum Occupancy Rate at U/W (1):	59%
Wtd. Avg. Occupancy Rate at U/W (1):	94%

(1) Excludes the Hospitality properties.
(2) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

PREPAYMENT PROVISION AS OF CUT-OFF DATE [(1)]

Range of Remaining Terms to Stated Maturity (Months) [(1)(2)]			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [(1)]	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Remaining Lockout Period (Months) [(1)]	Weighted Average Remaining Lockout Plus YM Period (Months) [(1)]	Weighted Average Remaining Lockout Plus YM Plus Premium Period (Months) [(1)]	Weighted Average Remaining Maturity (Months) [(1)(2)]
52	-	76	13	$ 184,608,833	13.81%	51	52	52	58
77	-	99	5	33,617,229	2.51%	48	76	76	81
100	-	112	7	53,362,064	3.99%	108	108	108	112
113	-	117	103	697,456,581	52.17%	108	112	112	116
118	-	120	36	336,711,429	25.19%	107	115	115	119
121	-	180	5	22,217,321	1.66%	174	174	174	178
181	-	235	2	8,908,238	0.67%	223	223	223	227
Total/Weighted Average:			171	$ 1,336,881,696	100.00%	100	105	105	109

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(2) In the case of ARD loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the indicated column.

PREPAYMENT OPTION

Prepayment Option	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [(1)]	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Remaining Lockout Period (Months) [(1)]	Weighted Average Remaining Lockout Plus YM Period (Months) [(1)]	Weighted Average Remaining Lockout Plus YM Plus Premium Period (Months) [(1)]	Weighted Average Remaining Maturity (Months) [(1)(2)]
Lockout / Defeasance	160	$ 1,264,879,151	94.61%	105	105	105	109
Yield Maintenance	4	39,484,317	2.95%	0	104	104	108
Lockout / Yield Maintenance	7	32,518,228	2.43%	36	106	106	112
Total/Weighted Average:	171	$ 1,336,881,696	100.00%	100	105	105	109

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(2) In the case of ARD loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the indicated column.

MORTGAGE POOL PREPAYMENT PROFILE [1]

Date	Months Since Cut-off Date	Number of Underlying Mortgage Loans	Net Outstanding Balance (mm)	% of Net Pool Lockout	% of Net Pool Yield Maintenance	% of Net Pool Open	Total
Sep-03	0	171	$ 1,336.9	97.05%	2.95%	0.00%	100.00%
Sep-04	12	171	$ 1,322.6	97.06%	2.94%	0.00%	100.00%
Sep-05	24	171	$ 1,305.2	97.06%	2.94%	0.00%	100.00%
Sep-06	36	171	$ 1,286.3	95.57%	2.93%	1.49%	100.00%
Sep-07	48	171	$ 1,266.4	92.66%	5.39%	1.95%	100.00%
Sep-08	60	158	$ 1,071.4	93.87%	6.13%	0.00%	100.00%
Sep-09	72	158	$ 1,051.0	93.87%	6.13%	0.00%	100.00%
Sep-10	84	153	$ 999.5	94.74%	5.26%	0.00%	100.00%
Sep-11	96	153	$ 977.3	94.73%	5.27%	0.00%	100.00%
Sep-12	108	153	$ 954.1	92.94%	5.28%	1.78%	100.00%
Sep-13	120	7	$ 21.2	100.00%	0.00%	0.00%	100.00%
Sep-14	132	7	$ 19.8	100.0%	0.0%	0.00%	100.00%
Sep-15	144	7	$ 18.3	100.0%	0.0%	0.00%	100.00%
Sep-16	156	7	$ 16.8	100.0%	0.0%	0.00%	100.00%
Sep-17	168	7	$ 15.1	100.0%	0.0%	0.00%	100.00%

(1) Calculated assuming that no underlying mortgage loan prepays, defaults or is repurchased prior to stated maturity, except that the ARD loans are assumed to pay in full on their respective anticipated repayment dates. Otherwise calculated based on Modeling Assumptions to be set forth in the preliminary prospectus supplement.

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GROUP NO. 1 MORTGAGED REAL PROPERTIES BY STATE

State	Number of Mortgaged Real Properties	Cut-off Date Principal Balance [(1)]	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [(1)]
California	21	$ 222,232,363	21.99%	5.681%	1.67x	68.3%
Southern California [(2)]	*16*	*193,927,386*	*19.19%*	*5.648%*	*1.66*	*68.9%*
Northern California [(2)]	5	28,304,977	2.80%	5.907%	1.68	64.5%
Indiana	5	149,598,634	14.80%	5.146%	1.89	66.5%
Pennsylvania	1	65,000,000	6.43%	5.380%	1.80	58.0%
Washington	6	56,315,520	5.57%	5.717%	1.60	72.3%
Florida	10	55,004,836	5.44%	5.470%	1.54	74.6%
New York	3	50,904,105	5.04%	4.951%	3.34	37.9%
Wisconsin	2	47,347,970	4.69%	3.108%	2.51	57.4%
Texas	12	39,270,323	3.89%	6.090%	1.56	71.1%
Maryland	4	36,315,248	3.59%	5.844%	1.46	76.5%
Georgia	3	33,327,066	3.30%	5.196%	1.36	78.5%
Massachusetts	7	32,511,198	3.22%	5.788%	1.40	75.2%
North Carolina	8	28,539,470	2.82%	5.732%	1.59	73.8%
Illinois	3	24,812,274	2.46%	5.537%	1.56	68.4%
South Carolina	1	24,226,534	2.40%	5.390%	1.75	51.5%
Connecticut	2	23,882,176	2.36%	5.803%	1.52	74.0%
New Jersey	2	19,186,214	1.90%	5.805%	2.47	60.9%
Louisiana	3	16,190,271	1.60%	5.550%	1.43	76.2%
Colorado	4	14,458,088	1.43%	5.875%	1.54	73.5%
Ohio	5	13,534,453	1.34%	5.836%	1.43	72.2%
Tennessee	5	11,870,128	1.17%	5.485%	1.46	69.3%
Nebraska	2	9,570,725	0.95%	5.580%	1.36	75.2%
New Hampshire	3	8,826,924	0.87%	5.998%	1.54	70.4%
Minnesota	1	7,425,395	0.73%	6.360%	1.37	58.9%
Virginia	1	6,980,471	0.69%	5.550%	1.42	72.0%
Arizona	1	6,137,953	0.61%	5.350%	1.35	74.9%
Mississippi	1	4,117,779	0.41%	5.800%	1.52	68.6%
Idaho	1	2,993,332	0.30%	6.700%	1.75	62.6%
Total/Weighted Average:	117	$ 1,010,579,449	100.00%	5.429%	1.78x	66.9%

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(2) Southern California consists of mortgaged properties in California zip codes less than or equal to 93600.
Northern California consists of mortgaged real properties in California zip codes greater than 93600.

GROUP NO. 1 MORTGAGED REAL PROPERTIES BY PROPERTY TYPE

Property Type	Number of Mortgaged Real Properties	Cut-off Date Principal Balance [(1)]	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [(1)]
Retail	54	$ 504,322,963	49.90%	5.301%	1.71x	69.8%
Office	23	269,128,141	26.63%	5.396%	1.99	60.1%
Industrial	12	135,201,595	13.38%	5.508%	1.74	69.8%
Mixed Use	6	39,660,596	3.92%	5.894%	1.49	73.5%
Hotel	6	26,236,371	2.60%	6.674%	1.76	62.8%
Multifamily	11	18,595,396	1.84%	5.796%	1.48	67.8%
Self Storage	5	17,434,388	1.73%	5.689%	1.79	58.2%
Total/Weighted Average:	*117*	*$ 1,010,579,449*	*100.00%*	*5.429%*	*1.78x*	*66.9%*

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 MORTGAGED REAL PROPERTIES BY PROPERTY SUB-TYPE

Property Type	Property Sub-Type	Number of Mortgaged Real Properties	Cut-off Date Principal Balance [(1)]	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [(1)]
Retail							
	Anchored [(2)]	35	$ 441,524,366	43.69%	5.217%	1.72x	70.0%
	Unanchored	19	62,798,597	6.21%	5.895%	1.66	68.3%
Total/Weighted Average:		54	$ 504,322,963	49.90%	5.301%	1.71x	69.8%
Multifamily							
	Manufactured Housing	6	$ 11,088,976	1.10%	5.799%	1.57x	69.6%
	Conventional	5	7,506,420	0.74%	5.793%	1.33	65.1%
Total/Weighted Average:		11	$ 18,595,396	1.84%	5.796%	1.48x	67.8%
Hotel							
	Full Service	5	$ 22,649,546	2.24%	6.700%	1.75x	62.6%
	Limited Service	1	3,586,825	0.35%	6.510%	1.79	64.1%
Total/Weighted Average:		6	$ 26,236,371	2.60%	6.674%	1.76x	62.8%

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(2) Includes shadow anchored properties.

GROUP NO. 1 UNDERLYING MORTGAGE LOANS BY AMORTIZATION TYPE

Loan Type	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [(1)]	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [(1)]
Balloon	85	$ 767,707,956	75.97%	5.422%	1.69x	69.1%
ARD	18	175,157,255	17.33%	5.538%	2.08	58.2%
Interest Only	3	54,500,000	5.39%	4.990%	2.11	67.6%
Fully Amortizing	5	13,214,238	1.31%	6.161%	1.46	56.2%
Total/Weighted Average:	111	$ 1,010,579,449	100.00%	5.429%	1.78x	66.9%

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 ORIGINAL AMORTIZATION TERMS

Range of Original Amortization Terms (Months)	Number of Underlying Mortgage Loans (2)	Cut-off Date Principal Balance (3)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (3)
Interest Only	3	$ 54,500,000	5.39%	4.990%	2.11x	67.6%
180 - 300	40	122,739,076	12.15%	6.000%	1.59	64.7%
301 - 360	67	788,340,373	78.01%	5.401%	1.68	69.2%
Total/Weighted Average:	110	$ 965,579,449	95.55%	5.454%	1.69x	68.5%

Maximum Original Amortization Term (Months) (4): 360
Minimum Original Amortization Term (Months) (4): 180
Wtd. Avg. Original Amortization Term (Months) (4): 349

(1) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date is assumed to be the maturity date for the purposes of the foregoing table.
(2) The 540 Madison underlying mortgage loan is structured with interest only payments for the first 59 months. During the subsequent 61 months the loan pays principal and interest payments based on a fixed amortization of $400,000 per year. The 540 Madison underlying mortgage loan is excluded from this presentation.
(3) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(4) Does not include Mortgage Loans with Interest Only payments until Maturity Date.

GROUP NO. 1 REMAINING AMORTIZATION TERMS

Range of Remaining Amortization Terms (Months) (1)	Number of Underlying Mortgage Loans (2)	Cut-off Date Principal Balance (3)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (3)
Interest Only	3	$ 54,500,000	5.39%	4.990%	2.11x	67.6%
176 - 250	11	31,065,446	3.07%	5.964%	1.61	57.8%
251 - 300	29	91,673,630	9.07%	6.012%	1.59	67.1%
301 - 355	24	244,927,482	24.24%	5.600%	1.76	67.6%
356 - 360	43	543,412,892	53.77%	5.312%	1.65	69.8%
Total/Weighted Average:	110	$ 965,579,449	95.55%	5.454%	1.69x	68.5%

Maximum Remaining Amortization Term (Months) (2) (3) (4): 360
Minimum Remaining Amortization Term (Months) (2) (3) (4): 176
Wtd. Avg. Remaining Amortization Term (Months) (2) (3) (4): 346

(1) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date is assumed to be the maturity date for the purposes of the foregoing table.
(2) The 540 Madison underlying mortgage loan is structured with interest only payments for the first 59 months. During the subsequent 61 months the loan pays principal and interest payments based on a fixed amortization of $400,000 per year. The 540 Madison underlying mortgage loan is excluded from this presentation.
(3) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(4) Does not include Mortgage Loans with Interest Only payments until Maturity Date.

GROUP NO. 1 ORIGINAL TERMS TO STATED MATURITY

Range of Original Terms to Stated Maturity (Months) (1)	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (2)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (2)
60 - 84	10	$ 143,189,049	14.17%	4.564%	2.05x	66.3%
85 - 120	94	836,264,842	82.75%	5.546%	1.74	67.3%
121 - 240	7	31,125,558	3.08%	6.254%	1.61	61.2%
Total/Weighted Average:	111	$ 1,010,579,449	100.00%	5.429%	1.78x	66.9%

Maximum Original Term to Stated Maturity (Months) (1): 240
Minimum Original Term to Stated Maturity (Months) (1): 60
Wtd. Avg. Original Term to Stated Maturity (Months) (1): 114

(1) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the foregoing table.
(2) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 REMAINING TERMS TO STATED MATURITY

Range of Remaining Terms to Stated Maturity (Months) (1) (2)	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (2)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rates	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (2)
53 - 84	10	$ 143,189,049	14.17%	4.564%	2.05x	66.3%
85 - 117	64	536,381,948	53.08%	5.640%	1.69	68.0%
118 - 235	37	331,008,452	32.75%	5.460%	1.81	65.5%
Total/Weighted Average:	111	$ 1,010,579,449	100.00%	5.429%	1.71x	66.9%

Maximum Remaining Term to Stated Maturity (Months) (1)(2): 235
Minimum Remaining Term to Stated Maturity (Months) (1)(2): 53
Wtd. Avg. Remaining Term to Stated Maturity (Months) (1)(2): 111

(1) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the foregoing table.
(2) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 CUT-OFF DATE PRINCIPAL BALANCES

Range of Cut-off Date Principal Balances (1)			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
$520,890	-	1,000,000	5	$ 4,218,867	0.42%	6.203%	1.58x	69.8%
1,000,000	-	1,250,000	4	4,824,546	0.48%	6.017%	1.86	55.0%
1,250,001	-	1,500,000	3	4,313,203	0.43%	6.003%	1.82	54.2%
1,500,001	-	2,000,000	11	18,146,357	1.86%	5.999%	1.54	64.1%
2,000,001	-	2,500,000	11	25,392,466	2.51%	5.989%	1.49	71.7%
2,500,001	-	3,000,000	5	14,250,032	1.41%	6.141%	1.61	70.1%
3,000,001	-	4,000,000	14	49,021,683	4.85%	5.861%	1.54	72.1%
4,000,001	-	5,000,000	10	45,914,131	4.54%	5.714%	1.44	71.1%
5,000,001	-	6,250,000	11	59,945,666	5.93%	5.749%	1.55	74.7%
6,250,001	-	7,500,000	4	27,286,717	2.70%	5.644%	1.57	67.7%
7,500,001	-	8,000,000	2	15,627,802	1.55%	6.065%	1.81	57.4%
8,000,000	-	10,000,000	6	56,112,270	5.55%	5.858%	1.65	71.5%
10,000,000	-	12,500,000	6	68,347,659	6.76%	5.514%	1.43	74.2%
12,500,001	-	15,000,000	2	27,667,718	2.74%	5.894%	2.11	66.0%
15,000,001	-	18,000,000	1	16,101,664	1.59%	5.500%	1.58	78.5%
18,000,001	-	23,000,000	5	98,950,379	9.79%	5.636%	1.51	72.7%
23,000,001	-	27,500,000	3	72,537,290	7.18%	5.432%	1.58	67.7%
27,500,001	-	35,000,000	2	62,822,278	6.22%	5.760%	1.44	71.4%
35,000,001	-	50,000,000	3	130,847,970	12.95%	4.271%	2.76	52.1%
50,000,001	-	70,000,000	2	128,000,000	12.67%	5.316%	1.64	67.7%
70,000,001	-	$79,550,681	1	79,550,681	7.87%	5.020%	2.25	57.2%
Total/Weighted Average:			111	$ 1,010,579,449	100.00%	5.429%	1.78x	66.9%

Maximum Cut-off Date Principal Balance (1): $79,550,681
Minimum Cut-off Date Principal Balance (1): $520,890
Average Cut-off Date Principal Balance (1): $9,104,319

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 MORTGAGE INTEREST RATES

Range of Mortgage Interest Rates			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
3.108%	-	5.000%	9	$ 206,582,716	20.44%	4.502%	2.33x	60.9%
5.001%	-	5.250%	2	142,550,681	14.11%	5.122%	1.91	66.3%
5.260%	-	5.500%	14	181,859,999	18.00%	5.400%	1.64	65.5%
5.501%	-	5.750%	27	115,302,312	11.41%	5.656%	1.48	73.6%
5.751%	-	6.000%	23	228,480,898	22.61%	5.832%	1.59	70.0%
6.001%	-	6.500%	27	95,667,796	9.47%	6.188%	1.53	67.9%
6.501%	-	6.710%	9	40,135,047	3.97%	6.668%	1.63	67.9%
Total/Weighted Average:			111	$ 1,010,579,449	100.00%	5.429%	1.78x	66.9%

Maximum Mortgage Interest Rate: 6.710%
Minimum Mortgage Interest Rate: 3.108%
Wtd. Avg. Mortgage Interest Rate: 5.429%

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 UNDERWRITTEN DEBT SERVICE COVERAGE RATIOS

Range of U/W DSCRs			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
1.24x	-	1.25	1	$ 1,340,793	0.13%	5.600%	1.24x	59.6%
1.26	-	1.30	4	19,481,948	1.93%	5.579%	1.28	78.9%
1.31	-	1.35	10	47,058,162	4.66%	5.369%	1.34	75.8%
1.36	-	1.40	11	64,700,160	6.40%	5.967%	1.38	74.9%
1.41	-	1.45	18	156,458,598	15.48%	5.701%	1.43	73.5%
1.46	-	1.50	14	170,820,931	16.90%	5.512%	1.49	75.9%
1.51	-	1.60	18	101,213,125	10.02%	5.648%	1.54	71.7%
1.61	-	2.00	25	198,479,397	19.64%	5.767%	1.75	61.6%
2.01	-	2.50	5	142,034,334	14.05%	5.055%	2.19	60.6%
2.51	-	3.00	4	63,992,001	6.33%	3.811%	2.58	55.6%
3.01	-	3.59x	1	45,000,000	4.45%	4.880%	3.59	33.3%
Total/Weighted Average:			111	$ 1,010,579,449	100.00%	5.429%	1.78x	66.9%

Maximum U/W DSCR: 3.59x
Minimum U/W DSCR: 1.24x
Wtd. Avg. U/W DSCR: 1.78x

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 CUT-OFF DATE LOAN-TO-VALUE RATIOS

Range of Cut-off Date Loan-to-Value Ratios (1)			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
27.8%	-	50.0%	6	$ 58,632,203	5.80%	5.105%	3.27x	35.4%
50.1%	-	60.0%	11	250,688,049	24.81%	4.925%	2.11	56.7%
60.1%	-	70.0%	30	175,291,156	17.35%	5.719%	1.75	66.0%
70.1%	-	72.5%	12	143,561,486	14.21%	5.720%	1.49	71.6%
72.6%	-	74.5%	17	75,925,125	7.51%	5.804%	1.51	73.4%
74.6%	-	75.0%	6	39,182,710	3.88%	5.771%	1.48	74.7%
75.1%	-	76.0%	4	9,049,046	0.90%	6.050%	1.38	75.4%
76.1%	-	77.5%	4	28,391,193	2.81%	5.754%	1.38	76.8%
77.6%	-	78.5%	5	101,414,725	10.04%	5.442%	1.48	78.0%
78.6%	-	79.5%	8	40,286,717	3.99%	5.524%	1.43	79.2%
79.6%	-	80.0%	8	88,157,038	8.72%	5.323%	1.41	79.7%
Total/Weighted Average:			111	$ 1,010,579,449	100.00%	5.429%	1.78x	66.9%

Maximum Cut-off Date LTV Ratio (1): 80.0%
Minimum Cut-off Date LTV Ratio (1): 27.8%
Wtd. Avg. Cut-off Date LTV Ratio (1): 66.9%

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 MORTGAGED REAL PROPERTIES BY OWNERSHIP INTEREST

Ownership Interest	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (1)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rates	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
Fee	112	$ 856,377,408	84.74%	5.465%	1.74x	68.4%
Leasehold	2	84,776,208	8.39%	5.072%	2.21	58.6%
Fee/Leasehold	3	69,425,833	6.87%	5.412%	1.73	59.2%
Total/Weighted Average:	117	$ 1,010,579,449	100.0%	5.429%	1.78x	66.9%

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 YEARS BUILT/YEARS RENOVATED

Range of Years Built/Renovated (1)	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (2)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (2)
1910 - 1980	12	$ 74,366,035	7.36%	5.691%	1.57x	72.6%
1981 - 1985	9	43,035,482	4.26%	5.793%	1.95	66.0%
1986 - 1995	10	115,782,201	11.46%	5.238%	2.04	61.1%
1996 - 1999	18	125,741,654	12.44%	5.368%	2.33	57.3%
2000 - 2001	29	394,627,220	39.05%	5.621%	1.57	69.3%
2002 - 2003	39	257,026,858	25.43%	5.113%	1.75	69.1%
Total/Weighted Average:	117	$ 1,010,579,449	100.00%	5.429%	1.78x	66.9%

Most Recent Year Built/Renovated (1): 2003
Oldest Year Built/Renovated (1): 1910
Wtd. Avg. Year Built/Renovated (1): 1998

(1) Years Built/Renovated reflects the later of the year built, or the year renovated.
(2) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.

GROUP NO. 1 OCCUPANCY RATES AT UNDERWRITING

Range of Occupancy Rates at U/W	Number of Mortgaged Real Properties (1)	Cut-off Date Principal Balance (2)	Percentage of Initial Net Loan Group No. 1 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (2)
63% - 85%	9	$ 103,421,688	10.23%	5.490%	1.50x	75.6%
85% - 90%	15	113,186,145	11.20%	5.338%	1.60	71.8%
90% - 93%	6	32,318,041	3.20%	5.643%	2.11	62.3%
93% - 95%	10	61,464,846	6.08%	5.877%	1.47	77.6%
95% - 97%	14	304,063,507	30.09%	4.995%	2.20	57.4%
97% - 100%	57	369,888,850	36.60%	5.614%	1.59	69.7%
Total/Weighted Average:	111	$ 984,343,078	97.40%	5.396%	1.71x	67.8%

Maximum Occupancy Rate at U/W (1): 100%
Minimum Occupancy Rate at U/W (1): 63%
Wtd. Avg. Occupancy Rate at U/W (1): 95%

(1) Excludes the Hospitality properties.
(2) *Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.*

GROUP NO. 1 PREPAYMENT OPTION

Prepayment Option	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Net Mortgage Pool Balance	Weighted Average Remaining Lockout Period (Months) (1)	Weighted Average Remaining Lockout Plus YM Period (Months) (1)	Weighted Average Remaining Lockout Plus YM Plus Premium Period (Months) (1)	Weighted Average Remaining Maturity (Months) (1) (2)
Lockout / Defeasance	102	$ 942,558,538	93.27%	107	107	107	111
Yield Maintenance	3	36,448,658	3.61%	0	103	103	108
Lockout / Yield Maintenance	6	31,572,254	3.12%	36	106	106	112
Total/Weighted Average:	111	$ 1,010,579,449	100.00%	101	107	107	111

(1) Assumes a Cut-off Date in September, 2003 and excludes the cut-off date principal balance of the Class MM Certificate.
(2) In the case of ARD loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the indicated column.

GROUP NO. 2 MORTGAGED REAL PROPERTIES BY STATE

State	Number of Mortgaged Real Properties	Cut-off Date Principal Balance [1]	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [1]
Texas	21	$ 88,984,097	27.27%	5.876%	1.39x	76.8%
Florida	6	33,911,252	10.39%	5.331%	1.44	78.3%
Illinois	3	32,976,376	10.11%	5.112%	1.44	78.1%
Wisconsin	3	26,357,990	8.08%	4.378%	1.37	77.3%
Washington	1	16,025,000	4.91%	5.630%	1.27	78.6%
South Dakota	1	15,400,000	4.72%	5.440%	1.36	78.6%
Oklahoma	2	14,733,278	4.52%	5.546%	1.65	72.6%
Tennessee	3	14,596,776	4.47%	5.426%	1.50	75.0%
Oregon	1	14,484,667	4.44%	6.550%	1.52	74.7%
California	2	12,266,118	3.76%	5.375%	1.54	71.6%
Ohio	2	10,472,541	3.21%	5.380%	1.61	79.1%
Arizona	3	10,431,242	3.20%	5.465%	1.47	78.6%
Alabama	1	9,500,000	2.91%	5.500%	1.67	79.8%
North Carolina	2	7,176,534	2.20%	5.643%	1.43	79.8%
Nebraska	1	3,678,829	1.13%	5.730%	1.54	74.3%
New Jersey	1	3,096,866	0.95%	5.210%	5.99	13.9%
Virginia	2	2,761,542	0.85%	6.140%	1.68	70.4%
Nevada	1	2,463,146	0.75%	5.750%	1.40	74.6%
Massachusetts	1	1,740,146	0.53%	5.800%	1.41	69.6%
Michigan	1	1,495,661	0.46%	5.650%	1.68	65.0%
Maine	1	1,395,537	0.43%	6.390%	1.47	74.4%
Georgia	1	945,974	0.29%	5.700%	1.46	70.1%
Pennsylvania	1	761,097	0.23%	6.220%	1.39	78.1%
New York	1	647,579	0.20%	5.750%	1.47	72.0%
Total/Weighted Average:	62	$ 326,302,247	100.00%	5.514%	1.49x	76.2%

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 MORTGAGED REAL PROPERTIES BY PROPERTY TYPE

Property Type	Number of Mortgaged Real Properties	Cut-off Date Principal Balance [1]	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [1]
Multifamily	62	$ 326,302,247	100.00%	5.514%	1.49x	76.2%
Total/Weighted Average:	62	$ 326,302,247	100.00%	5.514%	1.49x	76.2%

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 MORTGAGED REAL PROPERTIES BY PROPERTY SUB-TYPE

Property Type	Property Sub-Type	Number of Mortgaged Real Properties	Cut-off Date Principal Balance [1]	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [1]
Multifamily							
	Conventional	52	$ 294,671,439	90.31%	5.495%	1.50x	76.1%
	Manufactured Housing	10	31,630,807	9.69%	5.685%	1.43	76.8%
Total/Weighted Average:		*62*	*$ 326,302,247*	*100.00%*	*5.514%*	*1.49x*	*76.2%*

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 UNDERLYING MORTGAGE LOANS BY AMORTIZATION TYPE

Loan Type	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [1]	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [1]
Balloon	59	$ 316,802,247	97.09%	5.514%	1.48x	76.1%
Interest Only	1	9,500,000	2.91%	5.500%	1.67	79.8%
Total/Weighted Average:	60	$ 326,302,247	100.00%	5.514%	1.49x	76.2%

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 ORIGINAL AMORTIZATION TERMS

Range of Original Amortization Terms (Months)	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [2]	Percentage of Initial Loan Group No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [2]
Interest Only	1	$ 9,500,000	2.91%	5.500%	1.67x	79.8%
240 - 300	12	19,082,035	5.85%	5.802%	1.56	74.1%
301 - 360	47	297,720,212	91.24%	5.496%	1.48	76.2%
Total/Weighted Average:	60	$ 326,302,247	100.00%	5.514%	1.49x	76.2%

Maximum Original Amortization Term (Months) [3]: 360
Minimum Original Amortization Term (Months) [3]: 240
Wtd. Avg. Original Amortization Term (Months) [3]: 354

(1) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date is assumed to be the maturity date for the purposes of the foregoing table.
(2) Assumes a Cut-off Date in September, 2003.
(3) Does not include the underlying mortgage loans with interest only payments until Maturity Date.

GROUP NO. 2 REMAINING AMORTIZATION TERMS

Range of Remaining Amortization Terms (Months)	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [2]	Percentage of Initial Loan Group No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [2]
Interest Only	1	$ 9,500,000	2.91%	5.500%	1.67x	79.8%
236 - 250	2	2,761,542	0.85%	6.140%	1.68	70.4%
251 - 300	10	16,320,493	5.00%	5.745%	1.54	74.7%
301 - 355	23	134,127,260	41.11%	5.906%	1.41	76.7%
356 - 360	24	163,592,952	50.14%	5.159%	1.54	75.8%
Total/Weighted Average:	60	$ 326,302,247	100.00%	5.514%	1.49x	76.2%

Maximum Remaining Amortization Term (Months) [2][3]: 360
Minimum Remaining Amortization Term (Months) [2][3]: 236
Wtd. Avg. Remaining Amortization Term (Months) [2][3]: 351

(1) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date is assumed to be the maturity date for the purposes of the foregoing table.
(2) Assumes a Cut-off Date in September, 2003.
(3) Does not include the underlying mortgage loans with interest only payments until Maturity Date.

GROUP NO. 2 ORIGINAL TERMS TO STATED MATURITY

Range of Original Terms to Stated Maturity (Months) [1]	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [2]	Percentage of Initial Loan Group No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [2]
60 - 84	8	$ 75,037,014	23.00%	5.237%	1.40x	78.2%
85 - 120	52	251,265,233	77.00%	5.596%	1.52	75.6%
Total/Weighted Average:	60	$ 326,302,247	100.00%	5.514%	1.49x	76.2%

Maximum Original Term to Stated Maturity (Months) [1]: 120
Minimum Original Term to Stated Maturity (Months) [1]: 60
Wtd. Avg. Original Term to Stated Maturity (Months) [1]: 107

(1) In the case of ARD loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the foregoing table.
(2) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 REMAINING TERMS TO STATED MATURITY

Range of Remaining Terms to Stated Maturity (Months) [1][2]	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance [2]	Percentage of Initial Loan Group No.2 Balance	Weighted Average Mortgage Interest Rates	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio [2]
52 - 84	8	$ 75,037,014	23.00%	5.237%	1.40x	78.2%
85 - 117	46	214,436,698	65.72%	5.646%	1.46	76.7%
118 - 119	6	36,828,535	11.29%	5.305%	1.87	69.5%
Total/Weighted Average:	60	$ 326,302,247	100.00%	5.514%	1.49x	76.2%

Maximum Remaining Term to Stated Maturity (Months) [1][2]: 119
Minimum Remaining Term to Stated Maturity (Months) [1][2]: 52
Wtd. Avg. Remaining Term to Stated Maturity (Months) [1][2]: 103

(1) In the case of ARD loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the foregoing table.
(2) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 CUT-OFF DATE PRINCIPAL BALANCES

Range of Cut-off Date Principal Balances (1)			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
$647,579	-	1,000,000	3	$ 2,354,650	0.72%	5.882%	1.44x	73.2%
1,000,000	-	1,250,000	4	4,477,622	1.37%	5.916%	1.82	67.6%
1,250,001	-	1,500,000	7	9,617,435	2.95%	5.856%	1.46	74.6%
1,500,001	-	2,000,000	7	12,939,353	3.97%	5.799%	1.51	74.3%
2,000,001	-	2,500,000	1	2,463,146	0.75%	5.750%	1.40	74.6%
2,500,001	-	3,000,000	6	16,155,965	4.95%	5.598%	1.45	76.6%
3,000,001	-	4,000,000	5	16,240,489	4.98%	5.603%	2.34	65.4%
4,000,001	-	5,000,000	5	22,264,249	6.82%	5.798%	1.48	76.1%
5,000,001	-	6,250,000	5	27,697,291	8.49%	5.731%	1.49	77.0%
6,250,001	-	7,500,000	2	13,445,941	4.12%	5.571%	1.39	77.5%
7,500,001	-	8,000,000	1	7,568,426	2.32%	6.367%	1.43	77.2%
8,000,000	-	10,000,000	5	46,532,110	14.26%	5.396%	1.52	76.7%
10,000,000	-	12,500,000	2	21,449,029	6.57%	5.500%	1.40	75.1%
12,500,001	-	15,000,000	3	42,732,006	13.10%	5.871%	1.46	77.2%
15,000,001	-	18,000,000	2	31,425,000	9.63%	5.537%	1.31	78.6%
18,000,001	-	$25,200,000	2	48,939,535	15.00%	4.637%	1.39	78.3%
Total/Weighted Average:			**60**	**$ 326,302,247**	**100.00%**	**5.514%**	**1.49x**	**76.2%**

Maximum Cut-off Date Principal Balance (1): **$25,200,000**
Minimum Cut-off Date Principal Balance (1): **$647,579**
Average Cut-off Date Principal Balance (1): **$5,438,371**

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 MORTGAGE INTEREST RATES

Range of Mortgage Interest Rates			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
4.220%	-	5.000%	2	$ 26,373,563	8.08%	4.272%	1.38x	77.4%
5.001%	-	5.250%	8	77,200,963	23.66%	5.127%	1.68	74.8%
5.260%	-	5.500%	10	62,690,950	19.21%	5.414%	1.49	76.8%
5.501%	-	5.750%	16	67,023,127	20.54%	5.677%	1.39	77.8%
5.751%	-	6.000%	12	46,123,334	14.14%	5.915%	1.40	76.8%
6.001%	-	6.500%	11	32,405,643	9.93%	6.265%	1.44	74.0%
6.501%	-	6.550%	1	14,484,667	4.44%	6.550%	1.52	74.7%
Total/Weighted Average:			***60***	***$ 326,302,247***	***100.00%***	***5.514%***	***1.49x***	***76.2%***

Maximum Mortgage Interest Rate: **6.550%**
Minimum Mortgage Interest Rate: **4.220%**
Wtd. Avg. Mortgage Interest Rate: **5.514%**

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 UNDERWRITTEN DEBT SERVICE COVERAGE RATIOS

Range of U/W DSCRs			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
1.23x	-	1.25	3	$ 21,363,743	6.55%	5.779%	1.25x	79.3%
1.26	-	1.30	3	25,667,807	7.87%	5.506%	1.28	78.9%
1.31	-	1.35	5	28,647,989	8.78%	5.921%	1.34	77.7%
1.36	-	1.40	9	78,093,683	23.93%	5.015%	1.38	77.8%
1.41	-	1.45	10	42,328,811	12.97%	5.715%	1.43	77.1%
1.46	-	1.50	9	34,048,099	10.43%	5.597%	1.49	76.3%
1.51	-	1.60	10	59,288,391	18.17%	5.710%	1.54	74.5%
1.61	-	2.00	8	31,576,610	9.68%	5.500%	1.71	75.8%
2.01	-	2.50	2	2,190,249	0.67%	5.594%	2.21	59.8%
2.51	-	5.99x	1	3,096,866	0.95%	5.210%	5.99	13.9%
Total/Weighted Average:			**60**	**$ 326,302,247**	**100.00%**	**5.514%**	**1.49x**	**76.2%**

Maximum U/W DSCR: **5.99x**
Minimum U/W DSCR: **1.23x**
Wtd. Avg. U/W DSCR: **1.49x**

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 CUT-OFF DATE LOAN-TO-VALUE RATIOS

Range of Cut-off Date Loan-to-Value Ratios (1)			Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
13.9%	-	50.0%	1	$ 3,096,866	0.95%	5.210%	5.99x	13.9%
50.1%	-	60.0%	1	1,092,456	0.33%	5.940%	2.13	52.0%
60.1%	-	70.0%	6	12,937,726	3.96%	5.865%	1.56	68.8%
70.1%	-	72.5%	6	25,273,262	7.75%	5.388%	1.64	71.5%
72.6%	-	74.5%	5	24,059,671	7.37%	5.839%	1.50	73.2%
74.6%	-	75.0%	4	24,008,538	7.36%	6.179%	1.51	74.7%
75.1%	-	76.0%	3	9,459,167	2.90%	5.469%	1.44	75.4%
76.1%	-	77.5%	8	45,653,573	13.99%	5.066%	1.40	77.2%
77.6%	-	78.5%	3	16,114,076	4.94%	6.006%	1.35	77.8%
78.6%	-	79.5%	17	137,654,804	42.19%	5.412%	1.37	79.0%
79.6%	-	79.9%	6	26,952,107	8.26%	5.597%	1.58	79.7%
Total/Weighted Average:			**60**	**$ 326,302,247**	**100.00%**	**5.514%**	**1.49x**	**76.2%**

Maximum Cut-off Date LTV Ratio (1): **79.9%**
Minimum Cut-off Date LTV Ratio (1): **13.9%**
Wtd. Avg. Cut-off Date LTV Ratio (1): **76.2%**

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 MORTGAGED REAL PROPERTIES BY OWNERSHIP INTEREST

Ownership Interest	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (1)	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rates	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
Fee	62	$ 326,302,247	100.00%	5.514%	1.49x	76.2%
Total/Weighted Average:	**62**	**$ 326,302,247**	**100.0%**	**5.514%**	**1.49x**	**76.2%**

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 YEARS BUILT/YEARS RENOVATED

Range of Years Built/Renovated (1)	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (2)	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (2)
1967 - 1980	6	$ 18,089,027	5.54%	5.726%	1.55x	74.2%
1981 - 1985	8	35,033,789	10.74%	5.430%	1.43	76.7%
1986 - 1995	9	50,843,957	15.58%	5.024%	1.44	75.2%
1996 - 1999	15	77,309,609	23.69%	5.801%	1.64	75.2%
2000 - 2001	13	53,746,347	16.47%	5.927%	1.40	77.2%
2002 - 2002	11	91,279,517	27.97%	5.290%	1.45	77.3%
Total/Weighted Average:	**62**	**$ 326,302,247**	**100.00%**	**5.514%**	**1.49x**	**76.2%**

Most Recent Year Built/Renovated (1): **2002**
Oldest Year Built/Renovated (1): **1967**
Wtd. Avg. Year Built/Renovated (1): **1996**

(1) Years Built/Renovated reflects the later of the year built, or the year renovated.
(2) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 OCCUPANCY RATES AT UNDERWRITING

Range of Occupancy Rates at U/W	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (1)	Percentage of Initial Loan Goup No.2 Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
59% - 85%	10	$ 38,754,237	11.88%	5.547%	1.50x	74.7%
85% - 90%	9	49,456,285	15.16%	5.675%	1.42	76.7%
90% - 93%	7	36,707,348	11.25%	5.965%	1.43	76.4%
93% - 95%	6	48,227,310	14.78%	4.943%	1.39	76.9%
95% - 97%	9	89,651,291	27.47%	5.288%	1.42	77.8%
97% - 100%	21	63,505,776	19.46%	5.858%	1.74	73.9%
Total/Weighted Average:	***62***	***$ 326,302,247***	***100.00%***	***5.514%***	***1.49x***	***76.2%***

Maximum Occupancy Rate at U/W: **100%**
Minimum Occupancy Rate at U/W: **59%**
Wtd. Avg. Occupancy Rate at U/W: **93%**

(1) Assumes a Cut-off Date in September, 2003.

GROUP NO. 2 PREPAYMENT OPTION

Prepayment Option	Number of Underlying Mortgage Loans	Cut-off Date Principal Balance (1)	Percentage of Initial Mortgage Pool Balance	Weighted Average Remaining Lockout Period (Months) (1)	Weighted Average Remaining Lockout Plus YM Period (Months) (1)	Weighted Average Remaining Lockout Plus YM Plus Premium Period (Months) (1)	Weighted Average Remaining Maturity (Months) (1)(2)
Lockout / Defeasance	58	$ 322,320,613	98.78%	99	99	99	103
Yield Maintenance	1	3,035,659	0.93%	0	113	113	117
Lockout / Yield Maintenance	1	945,974	0.29%	36	114	114	117
Total/Weighted Average:	**60**	**$ 326,302,247**	**100.00%**	**98**	**99**	**99**	**103**

(1) Assumes a Cut-off Date in September, 2003.
(2) In the case of ARD Loans, the anticipated repayment date is assumed to be the maturity date for the purposes of the indicated column.



1. CIRCLE CENTRE MALL | Indianapolis IN



2. WANAMAKER BUILDING - OFFICE | Philadelphia PA



8. MAYFAIR MALL | Wauwatosa WI



7. FCCP - PARAMOUNT DISTRIBUTION CENTER | Paramount CA



6. MIRA MESA MARKET CENTER EAST | San Diego CA



3. JEFFERSON POINTE SHOPPING CENTER | Ft. Wayne IN



11. TOWN & COUNTRY APARTMENTS - URBANA | Urbana IL



13. BLACKBAUD PLAZA | Charleston SC



10. 540 MADISON AVENUE | New York NY


WAL-MART

12. SHADLE CENTER | Spokane WA

[THIS PAGE INTENTIONALLY LEFT BLANK]

SIGNIFICANT MORTGAGE LOANS

#	Loan Name	Property Type	Cut-off Date Principal Balance (1)	Percentage of Initial Net Mortgage Pool Balance	Square Feet/ Unit	Loan per SF/ Unit (1)	Mortgage Interest Rate	U/W DSCR	Cut-off Date LTV Ratio (1)
1	Circle Centre Mall	Retail	$79,550,681	5.95%	790,505	$101	5.020%	2.25x	57.2%
2	Wanamaker Building – Office	Office	$65,000,000	4.86%	973,610	$67	5.380%	1.80x	58.0%
3	Jefferson Pointe Shopping Center	Retail	$63,000,000	4.71%	409,680	$154	5.250%	1.48x	77.8%
4	Mira Mesa Market Center	Retail	$62,822,278	4.70%	463,885	$135	5.760%	1.44x	71.4%
5	PCCP Southern California Industrial	Industrial	$54,500,000	4.08%	1,364,884	$40	4.990%	2.11x	67.6%
6	Mayfair Mall	Retail/ Office	$47,347,970	3.54%	1,277,483	$37	3.108%	2.51x	57.4%
7	540 Madison Avenue	Office	$45,000,000	3.37%	280,666	$160	4.880%	3.59x	33.3%
8	Town & Country Apartments – Urbana	Multifamily	$25,200,000	1.89%	618	$40,777	5.030%	1.40x	79.2%
9	Shadle Center	Retail	$24,473,658	1.83%	277,824	$88	4.950%	1.49x	79.8%
10	Blackbaud Plaza	Office	$24,226,534	1.81%	280,000	$87	5.390%	1.75x	51.5%
	Total / Wtd. Avg.		**$491,121,120**	**36.74%**	**N/A**	**N/A**	**5.007%**	**2.01x**	**62.7%**

(1) Assumes a Cut-off Date in September 2003.

Circle Centre Mall

Loan Information

Cut-off Date Principal Balance [(1)]:	$79,550,681
First Payment Date:	May 11, 2003
Mortgage Interest Rate:	5.020% per annum
Amortization:	360 Months
Maturity Date:	April 11, 2013
Maturity Balance:	$65,827,398
Interest Calculation:	Actual/360
Call Protection: (Payments)	Lockout/Defeasance: 113 Open: 7
Loan per SF [(1)]:	$101
Ongoing Reserves:	Tax and Insurance Reserve [(2)] Replacement Reserve [(3)] TI/LC Cash Sweep [(4)]
Lockbox:	Hard

Property Information

Single Asset/Portfolio:	Single Asset
Property Type:	Retail
Property Sub-Type:	Anchored
Location:	Indianapolis, IN
Year Built:	1995
Square Footage:	790,505
Occupancy [(5)]:	97%
Ownership Interest:	Leasehold

Major Tenant(s):	**NRSF**	**% Of Total NRSF**	**Lease Expiration**
Nordstrom	206,000	26.1%	2/28/2026
Parisian	144,000	18.2%	9/30/2010
United Artists Theatre	44,398	5.6%	12/31/2015

Property Management:	M.S. Management Associates, Inc.
U/W Net Cash Flow:	$11,603,583
U/W DSCR:	2.25x
Appraised Value [(6)]:	$139,000,000
Cut-off Date LTV [(1)]:	57.2%
Maturity/ARD LTV:	47.4%

(1) Based on a September 2003 Cut-off Date.

(2) In the event of an occurrence of a "Lockbox Event", the borrower will make monthly deposits of one-twelfth of the taxes and insurance premiums into the tax and insurance reserve fund that lender estimates will be payable during the next ensuing 12 months. A "Lockbox Event" is defined as a) an event of default, or b) a debt service coverage ratio less than 1.35x for two consecutive quarters.

(3) During a Lockbox Event, borrower is required to make monthly deposits in the amount of $13,265 into a Replacement Reserve fund.

(4) During a Lockbox Event, Borrower is required to make monthly deposits in the amount of $46,750 into a TI/LC Reserve fund.

(5) Occupancy at U/W is based on the February 18, 2003 rent roll.

(6) Value as of March 3, 2003.

Circle Centre Mall

Additional Information

- The Circle Centre Mall loan is expected to be shadow rated AA+ by S&P and A2 by Moody's.
- Circle Centre Mall, anchored by Nordstrom's, (206,000 SF) and Parisian (144,000 SF), is a Class A four-level enclosed super regional mall containing 790,505 rentable SF that is located in downtown Indianapolis, Indiana. The collateral includes the anchor stores, in-line space, and two subsurface parking garages with a total of 2,765 parking spaces.
- The Subject is located adjacent to the corporate headquarters of the sponsor and guarantor, Simon Property Group.
- The Subject contains approx. 97 in-line tenants that comprise 440,505 SF including small retail shops, a food court, kiosks, ATM and a United Artists theater. Other in-line tenants include Coach, Gap, Gap Kids, PF Changs, Banana Republic, Ruth's Chris Steak House, Ann Taylor, Victoria's Secret, The Disney Store, Brookstone, Bath & Body Works as well as many other national and regional retailers. Avg. in-line sales (for stores with less than 10,000 SF) $332 PSF in 2002. Avg. occupancy costs for in line tenants according to the Simon Property Group were 14.1%.
- Circle Centre Mall is a major component in Indianapolis' highly lauded downtown revitalization. More than $3 billion has been invested in downtown Indianapolis since 1990 with major, high-end residential and mixed-use projects in the planning stages that greatly benefit the subject. In the last 20 years, successful efforts to revitalize the heart of the city have resulted in a downtown package that includes the RCA Dome, Conseco Fieldhouse, Victory Field, two large-format theaters, a zoo, several museums, office buildings and national headquarters, numerous sporting facilities, more than a dozen hotels, renovated theaters, and restored residential areas.
- Attached to the north end of Circle Centre is the 12,500 SF Artsgarden, which serves as a performance, exhibition, and marketing space for the Indianapolis arts community. The Artsgarden hosted 302 separate events in its first year. Walkways link the Artsgarden and Circle Centre to seven hotels (more than 2,800 hotel rooms), the Indiana Government Center, Convention Center, RCA Dome, offices, shops, and restaurants.
- Demand generators for the subject include the Indiana Convention Center, the RCA Dome, the Conseco Fieldhouse, and the workforce of downtown Indianapolis. Approximately 106,502 people working in approximately 11.5 million SF of office space. Supporting the convention business, there are 22 hotels with 5,150 hotel rooms. Major employers include Lilly (formerly Eli Lilly), Anthem, Inc., Conseco, Inc., Guidant Corporation, Amtran, Inc., The Finish Line, Rolls Royce, Fed Ex, and Simon Property Group.
- The trade area, as defined by Simon Property Group, includes a five-mile radius with 2002 statistics of 261,197 residents in 104,514 households with an average household income of $42,362 in 2002. Approximately 50% of the subject property's sales are generated by Indianapolis visitors and conventioneers, 14% of the sales are generated by from office workers in the CBD, and 36% of the sales are generated from residents within a five-mile radius.
- The Sponsor of the loan is Simon Property Group (SPG) is a self-administered and self-managed real estate investment trust. SPG, along with its affiliated management company, currently own or have an interest in 258 properties containing an aggregate of 195 million square feet in 36 states, as well as eight assets in Europe and Canada. SPG is the largest publicly traded retail real estate company in North America with a total market capitalization of approximately $21.8 billion as of July 31, 2002.

Circle Centre Mall

Lease Rollover Schedule						
Year	# Of Leases Rolling	Average Base Rent per SF Rolling	% Of Total SF Rolling	Cumulative % of SF Rolling	% Of Total Base Rental Revenues Rolling	Cumulative % of Total Rental Revenues Rolling
2004	7	$18.81	5.34%	5.34%	6.81%	6.81%
2005	4	$20.45	4.44%	9.78%	6.17%	12.98%
2006	32	$46.49	6.79%	16.57%	21.41%	34.39%
2007	5	$36.89	0.86%	17.42%	2.15%	36.54%
2008	15	$21.32	11.89%	29.32%	17.21%	53.75%
2009	4	$18.53	2.00%	31.32%	2.51%	56.26%
2010	2	$6.40	18.36%	49.68%	7.98%	64.23%
2011	9	$21.92	6.66%	56.34%	9.91%	74.15%
2012	7	$29.55	3.73%	60.07%	7.48%	81.63%
2013	6	$32.61	2.31%	62.39%	5.12%	86.75%

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Wanamaker Building - Office

Loan Information

Cut-off Date Principal Balance [1]:	$65,000,000	
First Payment Date [2]:	July 11, 2003	
Mortgage Interest Rate:	5.380% per annum	
Amortization [2]:	360 Months	
Maturity Date:	June 11, 2013	
Maturity Balance:	$55,468,911	
Interest Calculation:	Actual/360	
Call Protection: (Payments)	Lockout/Defeasance: 116 Open: 4	
Loan per SF [1]:	$67	
Upfront Reserves:	Engineering Reserve	$60,875
	Environmental Reserve	$875
Ongoing Reserves:	Tax and Insurance Reserve	Yes
	Replacement Reserve [3]	$15,415
	Subordinate Lender Reserve [4]	$118,965
	TI/LC Reserve [5]	$20,284
Lockbox:	Hard	

Property Information

Single Asset/Portfolio:	Single Asset
Property Type:	Office
Property Sub-Type:	CBD
Location:	Philadelphia, PA
Year Built/Year Renovated:	1904 / 2001
Square Footage:	973,610
Occupancy [6]:	96%
Ownership Interest:	Fee/Leasehold

Major Tenant(s):	NRSF	% Of Total NRSF	Lease Expiration
American Business Financial Services	234,807	24.1%	6/30/2014
GSA - Army Corps of Engineers	113,446	11.7%	11/30/2012
GSA - Dept of HUD	105,945	10.9%	11/30/2004

Property Management:	IPC/Amerimar Wanamaker Management Co., LLC
U/W Net Cash Flow:	$7,884,664
U/W DSCR:	1.80x
Appraised Value [7]:	$112,000,000
Cut-off Date LTV [1]:	58.0%
Maturity/ARD LTV:	49.5%

(1) Based on a September 2003 Cut-off Date.

(2) Interest only payments for the first twelve months up to and including June 11, 2004.

(3) Borrower is required to make monthly deposits in the amount of $15,415 into the Replacement Reserve fund. The Borrower will not be required to make further deposits into the replacement reserve fund when the balance of the fund equals or exceeds $1,000,000.

(4) Borrower is required to make monthly deposits in the amount of $118,965 in the Subordinate Lender Reserve.

(5) Borrower is required to make monthly deposits in the amount of $20,284 into the TI/LC Reserve fund.

(6) Occupancy at U/W is based on the April 1, 2003 rent roll.

(7) Value as of July 1, 2003.

Wanamaker Building - Office

Additional Information

- The Subject property is comprised of a 973,610 SF office portion (Floors 4 through 12) and the subterranean parking garage of the John Wanamaker Building, which is located in Penn Square in downtown Philadelphia, PA, adjacent to City Hall. The Subject has direct access to the central business district's main subway commuter station via an underground concourse. Lord & Taylor's occupies the first three floors of this Class A building, but is not a part of the collateral for this loan.

- There are sixteen tenants at the Subject property. The largest tenant at the Subject is the GSA (U.S General Services Administration), which occupies 277,797 SF under six leases with varying expiration dates from 2004 through 2012. The Army Corp of Engineers (113,446 SF; $19.01 PSF; lease exp. 11/1/2012), the Department of Education (46,227 SF; $17.56 PSF; lease exp. 6/1/2008), the Department of Energy (11,844 SF; $25.50 PSF; lease exp. 12/1/2012), and HUD (105,945; $17.65 PSF; lease exp. 11/30/2004) occupy the GSA space.

- The second largest tenant at the Subject property is American Business Financial Services (ABFS) who will occupy 234,807 SF under a lease commencing July 1, 2003 and expiring June 30, 2014. The landlord has delivered the space to the tenant, according to their estoppel, and ABFS has commenced its tenant improvements. American Business Financial Services, Inc. is the holding company for American Business Credit, which originates, sells, and services primarily home equity loans (90% of its portfolio) and small business loans. The company has been in business since 1988 and has posted an $8 million letter of credit as a security deposit.

- The Center City office market is strong with no speculative construction in the last five years during which time the office market actually contracted due to the conversion of older Class B and C properties to residential use. At the end of the June 2003, the direct vacancy rate was 10.6%. Unemployment in the MSA as of June 2003 was 5.8%.

- The average in-place rental rate at the subject property (including increases through September 1, 2003) is $17.68 per square foot, which is 18.8% below the Appraiser's market rent of $21.00 per square foot net of electric.

- IPC/Amerimar Wanamaker Management Co., LLC, Gerald Marshall, and Theodore Serure are the sponsors and guarantors of this transaction. They have a reported, combined net worth of $61.7 million with liquidity of $13.6 million. IPC US Income REIT is a Canadian-based real estate investment trust formed by Paul Reichman in 1998. Mr. Reichmann has been involved in industrial and commercial real estate development and management for approximately 40 years.

- IPC/Amerimar Wanamaker Management Co., LLC, who manages the Subject, owns and manages more than 3.5 million square feet of commercial real estate in the United States.

Wanamaker Building - Office

Lease Rollover Schedule							
Year	# Of Leases Rolling	Average Base Rent per SF Rolling	% Of Total SF Rolling	Cumulative % of SF Rolling	% Of Total Base Rental Revenues Rolling	Cumulative % of Total Rental Revenues Rolling
MTM	2	$7.89	0.90%	0.90%	0.41%	0.41%
2003	1	$19.00	0.62%	1.51%	0.68%	1.09%
2004	3	$14.81	14.88%	16.39%	12.81%	13.90%
2005	1	$20.00	1.65%	18.04%	1.92%	15.82%
2006	2	$19.19	4.52%	22.56%	5.04%	20.86%
2007	3	$17.60	14.90%	37.46%	15.24%	36.11%
2008	1	$17.56	4.75%	42.21%	4.85%	40.95%
2009	1	$18.47	8.39%	50.60%	9.01%	49.96%
2010	1	$19.78	7.94%	58.54%	9.12%	59.09%
2012	4	$19.67	13.63%	72.17%	15.58%	74.67%

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Jefferson Pointe Shopping Center

Loan Information

Cut-off Date Principal Balance [(1)]:	$63,000,000	
First Payment Date [(2)]:	September 1, 2003	
Mortgage Interest Rate:	5.250% per annum	
Amortization [(2)]:	360 Months	
Maturity Date:	August 1, 2013	
Maturity Balance:	$53,566,121	
Interest Calculation:	Actual/360	
Call Protection: (Payments)	Lockout/Defeasance: 116 Open: 4	
Loan per SF [(1)]:	$154	
Up-Front Reserves:	Tenant Estoppel Reserve	$276,043
	Holdback Reserve [(3)]	$3,000,000
Ongoing Reserves:	Tax and Insurance Reserve [(4)]	
	Replacement Reserve [(5)]	
	TI/LC Reserve [(6)]	
Lockbox:	Springing	

Property Information

Single Asset/Portfolio:	Single Asset
Property Type:	Retail
Property Sub-Type:	Anchored
Location:	Fort Wayne, IN
Year Built:	2001
Square Footage:	409,680
Occupancy at U/W [(7)]:	84%
Ownership Interest:	Fee

Major Tenant(s):	**NRSF**	**% Of Total NRSF**	**Lease Expiration**
Von Maur Department Store (Shadow Anchor)[(8)]	133,669	N/A	N/A
Rave Motion Pictures	79,080	19.3%	11/30/2021
Bed, Bath & Beyond	30,439	7.4%	1/31/2012
Barnes & Noble	25,000	6.1%	8/31/2011

Property Management:	Colliers Turley Martin Tucker
U/W Net Cash Flow:	$6,167,554
U/W DSCR:	1.48x
Appraised Value [(9)]:	$81,000,000
Cut-off Date LTV [(1)]:	77.8%
Maturity/ARD LTV:	66.1%

(1) Based on a September 2003 Cut-off Date principal balance.

(2) Interest only payments for the first twelve months up to and including August 1, 2004.

(3) All or specified portions of such funds are to be released to the borrower upon achievement of specified adjusted effective gross income levels within eighteen months of the closing of the Jefferson Pointe Shopping Center Loan. At the end of such eighteen-month period, all remaining funds will be used to partially prepay the outstanding principal balance of the promissory note and the borrower will be required to pay the applicable yield maintenance amount from sources other than the reserve fund. Monthly payments will be re-calculated based on the reduced principal balance and remaining amortization.

(4) The borrower will make monthly deposits of one-twelfth of the taxes and insurance premiums into the tax and insurance reserve fund that lender estimates will be payable during the next ensuing 12 months. However, the borrower will not be required to make any payments into the (a) insurance reserve fund for so long as (i) no event of default has occurred and is continuing, and (ii) the borrower maintains blanket policies and provides lender with evidence of all required coverages, or (b) tax insurance reserve for so long as (i) no event of default has occurred and is continuing, and (ii) the borrower furnishes paid tax receipts to lender in a timely manner.

(5) Commencing four years after the loan closing date, the borrower will make monthly deposits in the amount of $4,148 into the replacement reserve fund until the reserve balance equals or exceeds $300,000.

(6) Commencing four years after the loan closing date, the borrower will make monthly deposits in the amount of $20,548 into the leasing reserve fund until the leasing reserve fund equals $750,000.

(7) Occupancy at U/W is based on the June 30, 2003 rent roll.

(8) Von Maur Department Store is a shadow anchor and is not a part of the collateral.

(9) Value is based on the appraised value of $78,000,000 on May 12, 2003 plus a $3,000,000 Holdback Reserve.

Jefferson Pointe Shopping Center

Additional Information

- The Subject is a Class A anchored retail center consisting of 409,680 SF. The center is shadow anchored by a 133,669 SF Von Maur Department Store, which is not part of the collateral.

- The Subject's improvements were completed in 2001 and are made up of fourteen buildings. Major tenants include an 18 screen Rave Motion Pictures (79,080 SF; lease exp 11/30/2021; occupancy cost 13.60%) Bed Bath & Beyond (30,439 SF; lease exp 1/31/2012) Barnes & Noble (25,000 SF; lease exp 8/31/2011; occupancy cost 11.0%) Michaels (24,112 SF; lease exp 9/30/2012) Old Navy (21,771 SF; lease exp. 6/30/2006) Gap (16,956 SF; lease exp 1/31/07; occupancy cost 17.0%). In addition to the major tenants, the center has over 152,000 SF of apparel, accessory and home furnishing retailers including such national tenants as Talbots, William-Sonoma, Ann Taylor Loft, Chico's, Old Navy, Eddie Bauer, J. Crew and Brighton Collectables.

- To establish the center as a leisure destination as well as a regional shopping destination, the Jefferson Pointe tenant mix also includes a significant entertainment component, with over 20 food service and dining establishments.

- The Subject is located within the city of Fort Wayne, IN. Fort Wayne is located in northeastern Indiana, approximately 124 miles northeast of the city of Indianapolis and approximately 160 miles from each of the cities of Chicago, Detroit, and Cincinnati. Fort Wayne is the regional center of northeast Indiana. The property is located within the west submarket of Fort Wayne.

- The population of Fort Wayne for 2000 was 205,727, however the city's MSA as of 4/1/03 totaled 502,141. The Fort Wayne MSA covers over 2,400 square miles of land and includes six counties. Between 1990 and 2000, the population in the MSA increased by slightly more than 10%.

- According to the 2000 census, there are 143,614 people and 58,120 households within a 5-mile radius of the Subject, and 293,477 people and 115,897 households within a 10-mile radius.

- The Dallas Police and Firemens Pension Fund and RED Development are the sponsors of the loan. RED Development was established in 1995 to develop and own retail properties. RED maintains joint operations in Kansas City, MO and Scottsdale AZ. RED targets underdeveloped communities with higher than average disposable incomes. Since 1995 RED has developed six retail properties totaling 2,489,000 SF. Of these properties, four are located in the Kansas City Metro area totaling 1,414,000 SF, one center in Lincoln, NE totaling 1,075,000 SF and one grocery anchored center located in Scottsdale, AZ.

- Colliers Turley Martin Tucker is the property manager. This firm is not related to the Borrower or principals of this transaction. Colliers is a national organization, managing over 50 million square feet of property. The Colliers office that supervises the on-site management team of two is based in St. Louis, Missouri.

Jefferson Pointe Shopping Center

Lease Rollover Schedule						
Year	# Of Leases Rolling	Average Base Rent per SF Rolling	% Of Total SF Rolling	Cumulative % of SF Rolling	% Of Total Base Rental Revenues Rolling	Cumulative % of Total Rental Revenues Rolling
2006	8	$17.61	8.96%	8.96%	10.33%	10.33%
2007	6	$26.00	6.54%	15.50%	11.13%	21.47%
2008	2	$31.26	0.74%	16.24%	1.52%	22.99%
2011	15	$20.77	16.47%	32.71%	22.40%	45.39%
2012	13	$16.54	25.41%	58.13%	27.52%	72.91%
2013	2	$25.66	3.52%	61.65%	5.92%	78.82%

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Mira Mesa Market Center

Loan Information

Combined Cut-off Date Principal Balance [(1)(2)]:	$62,822,278	
First Payment Date:	July 11, 2003	
Mortgage Interest Rate:	5.760% per annum	
Amortization:	360 Months	
Maturity Date:	June 11, 2013	
Maturity Balance:	$53,058,500	
Interest Calculation:	Actual/360	
Call Protection: (Payments)	Lockout/Defeasance: 117 Open: 3	
Loan per SF [(1)]:	$135	
Upfront Reserve:	Letter of Credit [(3)]	$1,000,000
Ongoing Reserves:	Tax and Insurance Reserve [(4)]	
Lockbox:	Springing	

Property Information

Single Asset/Portfolio:	Portfolio
Property Type:	Retail
Property Sub-Type:	Anchored
Location:	San Diego, CA
Year Built:	2000
Square Footage [(2)]:	463,885
Occupancy [(2)]:	98%
Ownership Interest:	Fee

Major Tenant(s):	NRSF	% Of Total NRSF	Operating Covenants/ Lease Expiration

(Please refer to "Mira Mesa Market Center Tenant Information Table")

Property Management:	DSB Properties, Inc.
U/W Net Cash Flow:	$6,373,631
U/W DSCR:	1.44x
Appraised Value [(2)(5)]:	$88,000,000
Cut-off Date LTV [(1)]:	71.4%
Maturity/ARD LTV:	60.3%

(1) Based on a September 2003 Cut-off Date.

(2) Combined for Mira Mesa Market Center East and Mira Mesa Market Center West. Refer to the "Property Information Table" for individual breakdown.

(3) Borrower was required, at closing, to establish with the Lender a reserve in the amount of $1,000,000 relating to a portion of that certain pad site consisting of 7,725 square feet that is undeveloped. In lieu of the cash deposit into the Earnout Reserve, Borrower provided Lender with a freely assignable unconditional and irrevocable Letter of Credit in the amount of $1,000,000.

(4) In lieu of making monthly deposits of a) one-sixth of the annual taxes paid semi-annually, and b) one-twelfth of insurance premiums, the Borrower has posted a letter of credit in the amount of $300,000 to fund the equivalent of six months of taxes and insurance.

(5) Value as of April 25, 2003.

Mira Mesa Market Center

Property Information

Property Name	Property Type	NRSF	Occupancy (1)	Allocated Cut-off Date Principal Balance (2)	Appraised Value (3)
Mira Mesa Market Center West	Retail	214,678	100%	$34,402,676	$48,190,476
Mira Mesa Market Center East	Retail	249,207	97%	$28,419,602	$39,809,524
Total		**463,885**		**$62,822,278**	**$88,000,000**

Tenant Information

Property Name	Tenant Name	Sq. Ft.	% Of NRSF (4)	Operating Covenants/ Lease Expiration Date
Mira Mesa Marketplace West	Home Depot	105,764	49.3%	1/31/2021
	Albertson's	55,489	25.8%	9/30/2020
	Long's Drug Stores of California	21,018	9.8%	2/28/2021
Mira Mesa Marketplace East	Edwards Theatres Circuit	94,041	37.7%	6/30/2020
	Ross Stores	30,187	12.1%	1/31/2011
	Barnes & Noble	26,566	10.7%	7/31/2015

(1) Occupancy at U/W is based on the April 1, 2003 rent roll.

(2) Based on a cut-off date in September 2003.

(3) Value was assigned based on the allocated Cut-off date balance for each mortgage loan as of April 25, 2003.

(4) Based on the Net Rentable Area for each property.

Mira Mesa Market Center

Additional Information

- Mira Mesa Market Center, which is anchored by Home Depot and Albertson's, is a 463,885 SF community shopping center that is 41.8% occupied by investment grade tenants. The subject property is located in a highly desirable and affluent area known Mira Mesa, which is 16.2 miles north of San Diego's central business district.

- A public roadway divides Mira Mesa Marketplace into two separate parcels, Mira Mesa East ($28,500,000 loan) and Mira Mesa West ($34,500,000 loan). The loan on the underlying properties, which were recently constructed, are cross collateralized and cross defaulted. Mira Mesa Marketplace West is comprised of 249,207 rentable square feet and is anchored by Home Depot (105,764 SF, $14.17 PSF, lease exp. 1/31/2021) and Albertson's grocery (55,489 SF, $11.00 PSF, lease exp. 9/30/2020) with the junior anchor being Longs Drugs (21,018 SF, $13.20 PSF, lease exp. 2/28/2021). Mira Mesa Marketplace East is comprised of 214,678 square feet and is anchored by Edwards Theater (94,041 SF, $7.95 PSF, lease exp. 6/1/2020) and junior anchors Barnes & Noble, Old Navy, and Ross.

- Other tenants at the Subject property include Bath & Body Works, Aaron Brothers, Zany Brainy, Starbucks, Kinko's, Cingular Wireless, and Men's Wearhouse.

- The properties combined are 100% occupied except for a remaining undeveloped pad on the East parcel with 7,836 square feet of rentable space. The pad has signed leases with Panera Breads and T-Mobile, both of which are strong national tenants. Construction of the improvements is due to be completed by December 2003. A $1.0 million reserve was established to be released upon completion and leasing of this underdeveloped pad.

- The year 2000 traffic count on Mira Mesa Boulevard was 61,000 and Interstate 15 (at the interchange with Mira Mesa) had a traffic count of approximately 270,000 cars per day.

- The Subject's sub-market contains 2.6 million square feet of retail space with a vacancy rate of 3.0% at the end of the first quarter 2003. The overall vacancy rate for all retail space in San Diego was 5.7%.

- The Subject enjoys a superior location at the intersection of Mira Mesa Boulevard and the Escondido Freeway (Interstate 15), and access and visibility are excellent. The average household income was $94,698 in 2002 and additional growth of 8.8% is projected through 2007.

- The sponsor and guarantor, Meyer Nugit, is a valued, repeat borrower with a reported net worth of $80.1 million with liquidity of $12.8 million. DBS Properties, Inc. an affiliate of the borrower, manages the subject and currently manages 108 million square feet of retail space.

Mira Mesa Market Center

Lease Rollover Schedule For Mira Mesa Market Center East & West						
Year	# Of Leases Rolling	Average Base Rent per SF Rolling	% Of Total SF Rolling	Cumulative % of SF Rolling	% Of Total Base Rental Revenues Rolling	Cumulative % of Total Rental Revenues Rolling
2005	7	$37.78	2.77%	2.77%	7.75%	7.75%
2006	3	$16.83	6.56%	9.33%	8.17%	15.92%
2007	2	$17.13	4.06%	13.39%	5.14%	21.07%
2010	8	$27.18	6.81%	20.21%	13.71%	34.78%
2011	1	$10.85	6.51%	26.71%	5.23%	40.01%

PCCP Southern California Industrial

Loan Information

Cut-off Date Principal Balance [1][2]:	$54,500,000	
First Payment Date:	September 11, 2003	
Mortgage Interest Rate:	4.990% per annum	
Amortization:	Interest Only	
Maturity Date:	August 11, 2008	
Maturity Balance:	$54,500,000	
Interest Calculation:	Actual/360	
Call Protection: (Payments)	Lockout/Defeasance: 56 Open: 4	
Loan per SF [1]:	$40	
Upfront Reserves:	Engineering Escrow [3]	$869,687
	TI/LC Reserve [4]	$1,205,000
	Howard Organization Lease Reserve [5]	$470,232
	Renovation Reserve [6]	$1,259,996
Ongoing Reserves:	Tax and Insurance Reserve [7]	Yes
	Replacement Reserve [8]	$11,374
	TI/LC Reserve [9]	$10,000
Lockbox:	Hard	

Property Information

Single Asset/Portfolio:	Portfolio
Property Type:	Industrial
Property Sub-Type:	N/A
Location [2]:	CA
Year Built/Renovated [2]:	Various
Square Footage [2]:	1,364,884
Occupancy at U/W [10]:	100%
Ownership Interest:	Fee

Major Tenant(s)	NRSF	% Of Portfolio NRSF	Lease Expiration

(Please refer to "PCCP Southern California Industrial Information" Table)

Property Management:	Overton, Moore Properties
U/W Net Cash Flow:	$5,831,118
U/W DSCR:	2.11x
Appraised Value [2] [11]:	$80,600,000
Cut-off Date LTV [1]:	67.6%
Maturity/ARD LTV:	67.6%

(1) Based on a September 2003 Cut-off Date.

(2) Combined for PCCP – Commerce Center, PCCP – Paramount Distribution Center and PCCP – 301 Walnut. Refer to the "Property Information Table" for individual breakdown.

(3) At closing, Borrower was required to make an initial deposit in the amount of $869,687 into an engineering reserve fund. The breakdown is as follows: PCCP – Commerce Center $12,500; PCCP – Paramount Distribution Center $422,000; and PCCP – 301 Walnut $435,187.

(4) At closing, Borrower was required to make a deposit in the amount of $1,205,000 into a TI/LC Reserve fund. The breakdown is as follows: PCCP – Commerce Center $1,152,500; PCCP – Paramount Distribution Center $28,500; and PCCP – 301 Walnut $24,000.

(5) At closing, Borrower was required to deposit $470,232 into a Howard Organization Lease Reserve for future rents under the Howard lease. This reserve is specific to PCCP – 301 Walnut.

(6) At closing, Borrower was required to deposit $1,259,996 into a Renovation Reserve fund. The breakdown is as follows: PCCP – Paramount Distribution Center $1,071,996; and PCCP – 301 Walnut $188,000.

(7) The Borrower is required to make monthly deposits of one-twelfth of taxes and insurance premiums into the tax and insurance reserve fund that lender estimates will be payable during the next ensuing 12 months.

(8) The Borrower is required to make monthly deposits of $11,374 into the Replacement Reserve fund. The breakdown is as follows: PCCP – Commerce Center $7,383; PCCP – Paramount Distribution Center $2,196 and PCCP – 301 Walnut $1,794.

(9) The Borrower is required to make monthly deposits in the amount of $10,000 into a TI/LC Reserve fund. The breakdown is as follows: PCCP – Commerce Center $6,500, capped at $390,000; PCCP – Paramount Distribution Center $1,900, capped at $114,000; and PCCP – 301 Walnut $1,600, capped at $96,000.

(10) Occupancy at U/W is based on July 9, 2003 rent rolls and shown on a combined basis for the three properties.

(11) Value as of June 16, 2003 for PCCP – Commerce Center and June 12, 2003 for PCCP – Paramount Distribution Center and PCCP – 301 Walnut.

PCCP Southern California Industrial

Portfolio Information

Property Name	City	Property Type	NRSF	Later of Year Built/ Year Renovated	Occupancy [1]	Allocated Cut-off Date Principal Balance[2]	Appraised Value
PCCP - Commerce Centre	Buena Park	Industrial	886,000	2003	100%	$38,500,000	$60,000,000
PCCP - Paramount Distribution Center	Paramount	Industrial	263,568	1979	100%	$9,600,000	$11,200,000
PCCP - 301 Walnut	Compton	Industrial	215,316	1998	100%	$6,400,000	$9,400,000
Total			**1,364,884**			**$54,500,000**	**$80,600,000**

Tenant Information

Property Name	Tenant Name	NRSF	% Of NRSF [3]	Lease Expiration Date
PCCP - Commerce Centre	Service Craft	661,400	74.7%	2/28/2013
	Senor Felix	140,000	15.8%	4/30/2011
	Legacy Farms, LLC	84,600	9.5%	9/30/2007
PCCP – Paramount Distribution Center	AM Castle & Company	263,568	100%	6/30/2013[4]
PCCP - 301 Walnut	South Bay Public Warehouse	171,776	79.8%	1/31/2008
	Howard Organization	43,540	20.2%	6/30/2005

(1) Based on rent rolls dated July 9, 2003.

(2) Based on a cut-off date in September 2003.

(3) Based on the net rentable area for each property.

(4) 108,000 square feet expires 10/31/2004.

PCCP Southern California Portfolio

Additional Information

- The collateral, which is 100% occupied, includes three industrial properties in southern California with an aggregate square footage of 1,364,884 rentable SF. The loans that secure the three underlying properties, which are cross collateralized and cross defaulted, are the Commerce Center, the Paramount Distribution Center, and Walnut Street Distribution Center. All three of the properties are located in Los Angeles. There are a total of five single-story industrial buildings that were constructed from 1962 to 1979. All buildings are concrete tilt-up construction.

- Paramount Distribution Center is a single-story building that contains 263,568 SF located in Paramount, CA. The property is 100% occupied by AM Castle & Company under two leases expiring in 2013 (155,568 SF or 59.0% of NRA) and 2004 (108,000 SF or 41.0% of NRA). The building, which has a clear ceiling height of 36 feet minimum in the warehouse, has six ramped ground-level loading doors and one dock-high loading door. There is 27,780 square feet of finished office space (2-story). This property enjoys an excellent location at the intersection of Freeways 710 and 105, which is seven miles south of downtown Los Angeles.

- The Walnut Street Distribution Center is located in Compton, CA and comprised of one single-story building containing 215,316 SF that was constructed in 1974. There are 21 dock high loading doors (11 with hydraulic levelers), two ground-level loading doors, and two rail doors. The largest tenant is South Bay Public Warehouse who occupies 79.8% of the NRA (171,776 SF) under a lease expiring in 2008. The balance of the space (43,540 SF or 20.2% of NRA) is leased to The Howard Organization/Service Container (3.2% of aggregate NRA).

- Commerce Center is comprised of three single-tenant buildings with an aggregate of 886,000 square feet that are occupied by ServiceCraft (74.7%), Senor Felix (15.8%), and Legacy Farms, LLC (9.5% of NRA). Service Craft has a lease that expires in 2013, which is beyond the term of the loan.

- The ServiceCraft Logistics space at Commerce Center is the company's corporate office. With more than 6 million square feet of warehouse space, ServiceCraft provides logistics services for customers in the food, consumer packaged goods, paper, and retail industries. The Chicago investment firm of Code, Hennessy & Simmons owns May Logistics.

- The Paramount and Walnut Street buildings are both located in the Los Angeles South Bay Industrial sub-market, which had a first quarter 2003 vacancy rate of 4.3% (includes sublease space). The average rental rate for warehouse/distribution space is $0.54 PSF on a triple net basis. The in-place rental rate at Paramount is $0.37 PSF and at Walnut it is $0.54, both of which are well below market.

- Commerce Center is located in the North Orange County industrial sub-market, which had a first quarter 2003 vacancy rate of 6.1% (including sublease space) and an average rental rate of $0.49 PSF. The average contractual rate in place is $0.46 PSF, which is below market.

- The guarantor is PCCP Asset Holding, LLC & Overton-Moore Properties who have a reported combined net worth of $10.5 million with liquidity of $1.2 million. Overton Moore Properties (OMP) has developed more than 20 million square feet of commercial space throughout Southern California. OMP serves as the operating partner and handles the day-to-day management of all three properties.

PCCP Southern California Portfolio

Lease Rollover Schedule

Year	# Of Leases Rolling	Average Base Rent per SF Rolling	% Of Total SF Rolling	Cumulative % of SF Rolling	% Of Total Base Rental Revenues Rolling	Cumulative % of Total Rental Revenues Rolling
2004	1	$4.32	7.91%	7.91%	6.68%	6.68%
2005	1	$5.40	3.19%	11.10%	3.37%	10.05%
2007	1	$9.78	6.20%	17.30%	11.84%	21.89%
2008	1	$3.98	12.59%	29.89%	9.79%	31.68%
2011	1	$8.64	10.26%	40.14%	17.32%	49.00%
2013	2	$4.36	59.86%	100.00%	51.00%	100.00%

Mayfair Mall

Loan Information	
Cut-off Date Principal Balances [1]:	
Mayfair Mall Loan (Senior Portion) [2]:	$47,347,970
Mayfair Mall Loan (Junior Portion) [2]:	$2,491,998
Mayfair Mall Loan Companion Loan:	$149,519,905
Mayfair Mall Total Loan:	$199,359,874
First Payment Date:	August 11, 2003
Mortgage Interest Rate [1]:	3.108% per annum
Amortization:	360 Months
Maturity Date:	July 11, 2008
Maturity Balance [3]:	$42,427,701
Interest Calculation:	Actual/360
Call Protection: (Payments)	Lockout/Defeasance: 56 Open: 4
Loan per SF [1]:	$37
Ongoing Reserves:	Tax and Insurance Reserve [4] Replacement Reserve [5] TI/LC Reserve [6]
Lockbox:	Hard

Property Information	
Single Asset/Portfolio:	Portfolio
Property Type [7]:	Retail / Office
Property Sub-Type:	Anchored / CBD
Location:	Wauwatosa, WI
Year Built/Renovated [7]:	1957 / 2003
Square Footage [7]:	1,277,483
Occupancy [7] [8]:	93%
Ownership Interest:	Fee

Major Tenant(s):

(Please refer to "Mayfair Mall Tenant Information" Table)

Property Management:	General Growth Management, Inc.
U/W Net Cash Flow:	$24,443,592
U/W DSCR:	2.51x
Appraised Value [9]:	$330,000,000
Cut-off Date LTV [1]:	57.4%
Maturity/ARD LTV [3]:	51.4%

1) Based on a September 2003 Cut-off Date. The Mayfair Mall loan, which has a cut-off date principal balance of $49,839,968 is comprised of two components: (a) the Mayfair Mall Senior Portion, with a cut-off date principal balance of $47,347,970 and (b) the Mayfair Mall Junior Portion, with a cut-off balance date principal balance of $2,491,998. The Mayfair Mall Junior Portion is subordinate to the Mayfair Mall Senior Portion. Unless otherwise stated, calculations presented herein are based in the Mayfair Mall Senior Portion and the Mayfair Mall Companion Loan. The Mayfair Mall Loan is pari passu with the Mayfair Mall Companion Loan both with a mortgage interest rate of 3.108%.

2) *The Mayfair Mall loan is secured with the Mayfair Mall companion loan with a Cut-off balance of $149,519,905. All notes for the Mayfair Mall mortgage loan are pari-passu.*

3) Maturity balance is based on the pooled portion of the Mayfair Mall Mortgage Loan.

4) Following a Cash Management "Trigger Event", the borrower will make monthly deposits of one-twelfth of the taxes and insurance premiums into the tax and insurance reserve fund that lender estimates will be payable during the next ensuing 12 months. A "Trigger Event" is defined as the following two events, a) an event of default, or b) the debt service coverage ratio is less than 1.35x for twelve consecutive months.

5) After the occurrence and during the continuance of a Trigger Event, Borrower is required to make monthly deposits of $17,716 into a Replacement Reserve fund. Borrower will not be required to make further deposits into the Replacement Reserve fund in any month when the balance of the reserve fund equals or exceeds $212,589.

6) After the occurrence and during the continuance of a Trigger Event, Borrower is required to make monthly deposits of $119,969 into a Rollover Reserve fund. Borrower will not be required to make further deposits into the Rollover Reserve fund in any month when the balance of the reserve fund equals or exceeds $1,439,624.

7) Refer to the "Portfolio Information" table.

8) Occupancy at U/W is based on the May 28, 2003 rent roll for Mayfair Mall – Retail and the May 31, 2003 rent roll for Mayfair Mall – Office Complex.

9) Value based on June 5, 2003.

Mayfair Mall

Portfolio Information

Property Name	City	Property Type	NRA	Later of Year Built/ Year Renovated	Occupancy [(1)]
Mayfair Mall – Retail	Wauwatosa	Retail	858,165	2003	97%
Mayfair Mall – Office Complex	Wauwatosa	Office	419,318	2003	87%
Total			**1,277,483**		

Tenant Information

Property Name	Tenant Name	NRSF	% Of NRSF [(2)]	Lease Expiration Date
Mayfair Mall – Retail	Boston Store (Shadow Anchor) [(3)]	210,714	N/A	N/A
	Marshall Field's	288,596	33.6%	1/31/2007
	AMC Theater	89,149	10.4%	4/30/2019
	Barnes & Noble	30,925	3.6%	1/31/2014
Mayfair Mall – Office Complex	St Joseph's	54,932	13.1%	9/30/2008
	Aurora Health Care	37,447	8.9%	11/30/2011
	Firstar Bank Milwaukee NA	11,512	2.7%	12/31/2005

(1) Based on a rent roll dated May 28, 2003.

(2) Percentages are based on the Net Rentable Area for each property.

(3) Boston Store is a shadow anchor, and is not a part of the collateral.

Mayfair Mall

Additional Information

- The senior portion of the Mayfair Mall Mortgage loan is expected to be shadow rated A+ by S&P and A3 by Moody's.

- The Subject property, which is located eight miles west of downtown Milwaukee in the affluent community of Wauwatosa, Wisconsin. The Subject comprises a total of 1,488,197 SF, including one super regional mall anchored by the Boston Store, Marshall Field's, and an 18-screen AMC Multiplex Theater, and four office buildings. The mall is 97% occupied. The four office buildings, which have a total GLA of 419,318 RSF, are 87% occupied by approximately 122 tenants.

- The collateral encompasses a GLA of 1,277,483 SF of retail and office space. The retail space is comprised of 377,745 square feet of anchor space and 480,420 square feet of in-line space for a total of 858,165 SF. There are 419,318 square feet of office space. The Subject is shadow anchored by the Boston Store (not part of collateral), which owns its improvements and the underlying ground.

- The 1,068,870 SF mall has just completed the last phase of a $6.1 million renovation and expansion program that increased the size of the mall by 125,000 SF during the last two years. The mall was originally constructed in 1957, enclosed in 1973 and expanded in 1986. The Subject was also expanded and renovated in 1999 with the addition of the cinema, it was expanded and renovated most recently from 2001 to 2003. The most recent office building was constructed in 1982. The Subject's ownership is in preliminary discussions with Crate & Barrel to add a two-level store to the mall.

- The Mayfair Mall, which has exhibited occupancy levels in excess of 93% for the last three years, is the largest regional mall development in the state of Wisconsin. Located at the confluence of Interstates 43, 45, and 94, the Subject has excellent visibility and access from all parts of the metropolitan area as well as the state.

- In-line store sales are extremely strong and well above the national medians. In 2002, in-line sales averaged $510 PSF, an increase of 5.8% over the prior year's average. The Trailing Twelve Months ended 4/30/03 indicated average sales of $511 PSF, which equates to an average occupancy cost of approximately 10%.

- Marshall Field's, which occupies a 288,596 SF store at the subject, had 2002 sales of $62.2 million or $216 PSF. This is their only store in Milwaukee. The Boston Store (not part of the collateral), which is owned by Saks, Inc., had sales of $43.0 million in 2002, which equates to $199 PSF. AMC Cinema, which has 18 screens with stadium seating, had 2002 sales of $489,667 per screen.

- In-line tenant composition includes national and regional retailers including several that were able to be accommodated through the recent expansion. In-line tenants include Restoration Hardware, L'Occitane, The Sharper Image, Coldwater Creek, Pottery Barn Kids, Gap Body, J. Crew, The Body Shop, Aveda, Nine West, and a two-story Barnes & Noble. Mayfair is home to the only Ann Taylor, Williams-Sonoma, Banana Republic, and Coach stores in the Milwaukee area. New tenants in the expansion space include Talbot's, P.F. Chang's China Bistro, Maggiano's, and Cold Stone Creamery.

- There are four Class B office buildings that are occupied by approximately 122 tenants, of which only St. Joseph's occupies more than 10% of the aggregate NRSF. St. Joseph's occupies 54,932 SF, or 13.1% of the aggregate net

Mayfair Mall

- rentable area under a lease expiring 9/30/08. The next largest tenant is Aurora Health Care who occupies 32,118 square feet or 7.7% of aggregate net rentable area under a lease expiring in 2011. No other tenants occupy more than 3% of the aggregate NRA.

- The North Tower building (built in 1977) contains 119,727 SF and the Bank Tower (built in 1973) building contains 122,336 SF. Both buildings are 12-stories. The Atrium (built in 1982) is a four-story building containing 88,678 SF with a central full-height atrium. There is also a six-story professional building on the east side of the mall that is contained within, and extends above the roofline of the mall building.

- General Growth Management, Inc. (Ticker: GGP), which was founded in 1954 by the Bucksbaums and is now the second largest regional mall REIT in the country. They have a total market capitalization of $4.75 billion and are listed on the New York Stock Exchange. Since listing in 1993, they have posted compound annualized FFO growth per share of approximately 15%. The Bucksbaum family retains a 24% interest and remains involved in the daily management of the company.

Mayfair Mall

Lease Rollover Schedule For Retail / Office

Year	# Of Leases Rolling	Average Base Rent per SF Rolling	% Of Total SF Rolling	Cumulative % of SF Rolling	% Of Total Base Rental Revenues Rolling	Cumulative % of Total Rental Revenues Rolling
MTM	14	$12.05	1.61%	1.61%	1.36%	1.36%
2003	19	$14.22	2.49%	4.10%	2.49%	3.86%
2004	30	$12.53	4.07%	8.17%	3.59%	7.44%
2005	31	$16.95	5.62%	13.79%	6.70%	14.14%
2006	26	$20.72	4.32%	18.11%	6.30%	20.45%
2007	24	$4.08	23.35%	41.46%	6.71%	27.16%
2008	22	$20.30	6.25%	47.71%	8.92%	36.08%
2009	25	$23.90	7.21%	54.92%	12.12%	48.20%
2010	9	$39.14	1.23%	56.14%	3.37%	51.58%
2011	25	$26.34	8.80%	64.94%	16.30%	67.88%
≥ 2012	46	$13.02	35.06%	100.00%	32.12%	100.00%

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540 Madison Avenue

Loan Information

Cut-off Date Principal Balance (1):	$45,000,000	
First Payment Date:	August 11, 2003	
Mortgage Interest Rate (2):	4.880% per annum	
Amortization (3):	461	
ARD Date:	July 11, 2013	
Maturity Date:	July 11, 2033	
Maturity/ARD Balance:	$42,966,667	
Interest Calculation:	Actual/360	
Call Protection: (Payments)	Lockout/Defeasance: 116 Open: 4	
Loan per SF (1):	$160	
Upfront Reserves:	Interest Reserve (4)	$186,050
Lockbox:	Hard	

Property Information

Single Asset/Portfolio:	Single Asset
Property Type:	Office
Property Sub-Type:	CBD
Location:	New York, NY
Year Built/Renovated:	1970/1999
Square Footage:	280,666
Occupancy at U/W (5):	96%
Ownership Interest:	Fee

Major Tenant(s):	NRSF	% Of Total NRSF	Lease Expiration
SAC Capital Management	41,400	14.8%	9/30/2007
Wachovia	32,000	11.4%	2/28/2013
Oracle	20,700	7.4%	11/30/2007

Property Management:	Owner Managed
U/W Net Cash Flow (6):	$9,390,774
U/W DSCR (6):	3.59x
Appraised Value (7):	$135,000,000
Cut-off Date LTV (1):	33.3%
Maturity/ARD LTV:	31.8%

(1) Based on a September 2003 Cut-off Date.

(2) From and after the anticipated repayment date, the loan will accrue interest at a rate per annum equal to the initial mortgage interest rate plus 2.0%.

(3) The 540 Madison Avenue mortgage loan is structured with interest only payments for the first 59 months. During the subsequent 61 months the loan pays principal and interest payments based on a fixed amortization of $400,000 per year. For presentation purposes the amortization of the 540 Madison mortgage loan is presented as 461 months in order to arrive at a maturity balance of $42,966,666.87.

(4) At closing, the Borrower made a deposit in the amount of $186,050 into an Interest Reserve account. This loan is secured by the leased fee interest in the property. If the ground lease were to expire (exp. 12/31/37) or be terminated, then the improvements would become additional collateral.

(5) Occupancy at U/W is based on the May 1, 2003 rent roll for the underlying property.

(6) U/W Net Cash Flow and U/W DSCR are based off of payments by subtenants. Actual DSCR from ground lease payment is 1.10x.

(7) Value as of July 2, 2003 on the ground and property. The as-leased value is $58,100,000.

540 Madison Avenue

Additional Information

- The 540 Madison Avenue loan is expected to be shadow rated BBB+ by S&P and Baa1 by Moody's.
- The mortgage loan is collateralized by the ground under 540 Madison Avenue, New York, NY.
- The improvement, which was constructed in 1970 and renovated from 1996 to 1999, is a 38-story Class A office building containing 280,666 rentable square feet of space located on the southwest corner of Madison Avenue and East 55th Street in the Plaza District sub-market in New York City. The property is 96% occupied by 33 tenants. Wachovia Bank (S&P: A; Moody's: Aa3) occupies 11.4% of NRA under a lease expiring in 2013.
- After purchasing the leasehold interest in the subject property in 1996, the sponsor purchased the fee interest in 2001, but did not combine these interests due to tax issues. The sponsor spent $15.2 million to renovate and reposition the property as a Class A office building. The building was substantially vacant at the time of purchase. Renovations included a new lobby, cleaning of the exterior façade, window replacement, modernization of the mechanical systems including the elevators and cabs, electrical upgrades, roof replacement, and installation of new motors, fans, and pumps in the central air conditioning system.
- SAC Capital Management and Wachovia Bank (retail tenant) are the only tenants at the subject property that occupy more than 10% of the net rentable area. SAC Capital occupies 14.8% of the net rentable area under two leases expiring in 2007 ($45.46 PSF for 31,050 SF and $65.00 PSF for 10,350SF).
- Wachovia is a financial holding company. The company is the fourth-largest bank in the United States behind Citigroup, J.P. Morgan Chase, and Bank of America.
- The subject's location within the Plaza District office sub-market is excellent. The area, which is highly desirable, is a mixture of high-rise office, retail, hotel and residential uses. Madison Avenue is a prestigious address for both commercial and residential tenants, and one of the city's primary corridors. The subject has floor plates ranging in size from 3,700 to 14,000 square feet, which provides flexibility and can efficiently accommodate both small and large tenants. The property is in excellent condition and can compete extremely well in its sub-market as evidenced by the short lease-up time after renovation.
- The sponsor, Mr. Harry Macklowe, with more than 32 years of experience in Manhattan, has great depth of the New York City real estate markets. Mr. Macklowe's portfolio includes more than three million square feet of commercial space and approximately 1,600 residential units (2.5 million square feet). Mr. Macklowe has a reported net worth of $744 million with liquidity in excess of $39 million. The property is owner managed.

540 Madison Avenue

Lease Rollover Schedule

Year	# Of Leases Rolling	Average Base Rent per SF Rolling	% Of Total SF Rolling	Cumulative % of SF Rolling	% Of Total Base Rental Revenues Rolling	Cumulative % of Total Rental Revenues Rolling
2003	3	$66.98	4.60%	4.60%	5.37%	5.37%
2004	1	$73.00	0.93%	5.53%	1.18%	6.55%
2005	1	$75.00	1.44%	6.97%	1.89%	8.44%
2006	3	$63.11	4.74%	11.71%	5.21%	13.65%
2007	7	$51.65	29.56%	41.27%	26.62%	40.27%
2008	5	$53.73	10.64%	51.91%	9.97%	50.25%
2009	4	$52.96	15.27%	67.18%	14.10%	64.34%
2010	1	$73.00	2.35%	69.53%	2.99%	67.34%
2012	3	$62.71	7.02%	76.55%	7.67%	75.01%
2013	5	$75.81	18.91%	95.46%	24.99%	100.00%

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Town & Country Apartments - Urbana

Loan Information		
Cut-off Date Principal Balance (1):	$25,200,000	
First Payment Date (2):	May 11, 2003	
Mortgage Interest Rate:	5.030% per annum	
Amortization (2):	360 Months	
Maturity Date:	April 11, 2013	
Maturity Balance:	$21,293,180	
Interest Calculation:	Actual/360	
Call Protection: (Payments)	Lockout/Defeasance: 117 Open: 3	
Loan per Unit (1):	$40,777	
Upfront Reserves:	Environmental Reserve	$12,500
	Engineering Reserve	$14,590
Ongoing Reserves:	Tax and Insurance Reserve	Yes
	Replacement Reserve	$12,875
Lockbox:	Springing	

Property Information	
Single Asset/Portfolio:	Single Asset
Property Type:	Multifamily
Property Sub-Type:	Conventional
Location:	Urbana, IL
Year Built/Renovated:	1970/2002
Units:	618
Occupancy (3):	97%
Ownership Interest:	Fee
Property Management:	BNG Management Limited Partnership
U/W Net Cash Flow:	$2,278,013
U/W DSCR:	1.40x
Appraised Value (4):	$31,800,000
Cut-off Date LTV (1):	79.2%
Maturity/ARD LTV:	67.0%

(1) Based on a September 2003 Cut-off Date.
(2) Interest only payments for the first 12 months up to and including April 11, 2004.
(3) Occupancy at U/W is based on the June 1, 2003 rent roll.
(4) Value as of February 11, 2003.

Town & Country Apartments - Urbana

Additional Information

- Town & Country Apartments, which is a 618-unit multifamily complex that was constructed in phases between 1970 and 1989, is located approximately 1.2 miles northeast of downtown Urbana, Illinois and is 3 miles from downtown Champaign, Illinois. The property has maintained occupancy levels in excess of 95% for the last ten years, evidence of its ability to compete well within its market.

- The unit mix is comprised of 384 one-bedroom units with seven different floor plans, and 234 two-bedroom units with three different floor plans. Project amenities include four swimming pools, tennis courts, exercise rooms, basketball courts and laundry facilities. The site encompasses approximately 30 acres and its mature, landscaping provides additional curb appeal.

- The Borrower has spent in excess of $600,000 ($1,000 per unit) during the last two years including complete exterior painting, new roofs on two buildings, and renovation of the interiors of approximately 40% of the units.

- The main economic driver in Urbana/Champaign is the University of Illinois, which has an enrollment of 37,000 students. While approximately 35% of the tenants at the subject property are graduate students at the University of Illinois, there are no undergraduate students permitted at the property. Graduate students typically remain at the property for three years, reducing both rollover and credit risk.

- The occupancy level of the subject's competitive set was 97.5% and there has been no new multifamily construction since 1997. No new permits had been issued for properties that could be competitive with the subject property at the time of the appraisal.

- The Guarantors, Leonard Wineburgh and Joel Levin, have more than 30 years of commercial real estate experience and have owned the subject property since it was constructed. They manage 1,300 residential units including the subject through their management company, BNG Management Limited Partnership. They have a reported, combined net worth of $17.9 million with liquidity of $1.5 million. Property manager, BNG Management, has been on-site for 25 years.

Shadle Center

Loan Information

Cut-off Date Principal Balance [(1)]:	$24,473,658	
First Payment Date:	September 1, 2003	
Mortgage Interest Rate:	4.950% per annum	
Amortization:	360 Months	
Maturity Date:	August 1, 2013	
Maturity Balance:	$20,112,836	
Interest Calculation:	Actual/360	
Call Protection:	Lockout/Yield Maintenance: YM 1%: 116 Open: 4	
Loan per SF [(1)]:	$88	
Up-Front Reserves:	Rental Rate Reserve [(2)]	$32,500
	Holdback Reserve [(3)]	$1,000,000
Ongoing Reserves:	Tax and Insurance Reserve [(4)]	Yes
	Replacement Reserve	$1,525

Property Information

Single Asset/Portfolio:	Single Asset
Property Type:	Retail
Property Sub-Type:	Anchored
Location:	Spokane, WA
Year Built:	2000
Square Footage:	277,824
Occupancy at U/W [(5)]:	90%
Ownership Interest:	Fee

Major Tenant(s):	NRSF	% Of Total NRSF	Lease Expiration
Wal-Mart (Ground Lease)[(6)]	147,498	53.1%	4/6/2024
Safeway	55,861	20.1%	11/30/2026
Rite Aide	13,230	4.8%	12/14/2010

Property Management:	Hawkins Edwards, Inc.
U/W Net Cash Flow:	$2,335,894
U/W DSCR:	1.49x
Appraised Value [(7)]:	$30,650,000
Cut-off Date LTV [(1)]:	79.8%
Maturity LTV:	65.6%

(1) Based on a September 1, 2003 Cut-off Date.

(2) The borrower was required, at closing, to make a deposit of $32,500 into a reserve fund to be released upon lender's receipt of evidence, within ninety days of the date of the closing of the Shadle Shopping Center Loan, that tenant Wal-Mart Real Business Trust ("Wal-Mart") has begun paying an increased rental rate of $66,666.67 per month under its lease. If the requirements for release of the reserve funds are not timely satisfied, the funds will be held for an additional collateral for the remaining term of the Shadle Center Loan.

(3) The borrower was required, at closing, to make a deposit of $1,000,000 into a reserve fund. Specific amounts of such reserve fund are to be released to the borrower upon the leasing of specified portions of the Shadle Center Property within twenty-four months of the closing. The Shadle Center Property must achieve an inline-shop occupancy of 87.5% at a lease rate of no less than $17.63 per square foot for the borrower to be eligible for a $500,000 disbursement, and 92% occupancy at the same lease rate for the borrower to be eligible for full disbursement of the reserve fund. At the end of the twenty-four month period, any remaining funds in the reserve fund will be used to partially prepay the outstanding principal balance of the promissory note. The borrower will be required to pay the applicable yield maintenance amount from sources other than the reserve funds and the monthly payment of principal and interest shall be recast over the remainder of the original 30-year amortization term at the reduced principal balance of the promissory note.

(4) The borrower will make monthly deposits of one-twelfth of the taxes and insurance premiums into the tax and insurance reserve fund that lender estimates will be payable during the next ensuing 12 months. However, the borrower will not be required to make any payments into (a) the tax reserve fund for the portion of the Shadle Center Property demised to Wal-Mart ("Wal-Mart Parcel") so long as (i) no event of default has occurred and is continuing, and (ii) Wal-Mart pays the taxes related to the Wal-Mart Parcel directly and the borrower furnishes paid tax receipts regarding the Wal-Mart Parcel to lender in a timely manner; or (b) the insurance reserve fund for the Wal-Mart Parcel so long as (i) no event of default has occurred and is continuing, and (ii) Wal-Mart pays the insurance premiums related to the Wal-Mart Parcel directly, and (iii) the borrower furnishes documentation evidencing timely payment of the insurance premiums regarding the Wal-Mart Parcel to lender on a timely basis.

(5) Occupancy at U/W is based on the July 15, 2003 rent roll.

(6) Walmart is on a Ground Lease.

(7) Appraised Value is based on the value of $29,650,000 on July 9, 2003 plus a $1,000,000 Holdback Reserve.

Shadle Center

Additional Information

- The subject improvements consist of a 277,824 SF, Class A power center. The Subject is anchored by a 55,861 square foot Safeway and a 147,498 square foot Wal-Mart.
- The subject's improvements were originally built in 1960. In 1998 the old project was demolished and the new project began with Wal-Mart as the key structural anchor for the site. Wal-Mart recently completed a 26,716 square foot expansion and construction of an additional 5,300 square feet of shop space adjacent to Wal-Mart is slated for construction. The center is made up of six buildings and a fuel station. The major tenants include Wal-Mart, Safeway, Rite Aid, Blockbuster, Dollar Store, Payless Shoe Source and McDonalds. The center also includes 41,972 square feet of shop space.
- The Spokane MSA serves an area spanning twelve counties with a population of approximately 700,000. In 2000, there were an estimated 418,000 residents in Spokane County and approximately 196,000 resident within the city of Spokane. This population makes Spokane the second largest city within the state. Population within one mile of the subject is 16,273; 96,968 within three miles; and 181,503 within five miles. Average household income within the same parameters is $48,487; $40,522; and $43,126, respectively.
- Within the past five years, several companies have moved to the Spokane area, including the Boeing Company, Seafirst Bank Credit Card Services, Pitney Bowes, Guardian Life Insurance, and Medco Containment Service. The region's largest employer is Sacred Heart Hospital. Spokane is the medical center of the area with the health care industry employing over 18,000 people, making it the single largest employment sector as well. Spokane is also the home of Fairchild Air Force Base and the Air Force Survival School, both located approximately ten miles west of downtown, with 4,731 military and civilian employees. The economic impact of the base is estimated to be $300 million per year.
- The members of the Sponsor include John and Sandra McCullough, husband and wife, Paul and Ann Hawkins, husband and wife, Fairway Shadle Associates, LLC and PAZCO, Inc. Each of the four member has a 25% interest in both LLC's.
- Hawkins Edwards, Inc. is responsible for the management of the subject property. Paul Hawkins, one of the principals of the project, is president of Hawkins Edwards, Inc. Founded in 1990, Hawkins Edwards, Inc. has been a commercial leader among commercial real estate companies in Spokane, Washington. The company has a full range of services in commercial brokerage and property management, along with an array of related services. The property management department with licensed property managers manages over 500,000 square feet of commercial and office space.

Shadle Center

Lease Rollover Schedule

Year	# Of Leases Rolling	Average Base Rent per SF Rolling	% Of Total SF Rolling	Cumulative % of SF Rolling	% Of Total Base Rental Revenues Rolling	Cumulative % of Total Rental Revenues Rolling
2003	1	$19.89	0.40%	0.40%	0.98%	0.98%
2004	1	$9.36	9.61%	10.01%	11.16%	12.15%
2005	1	$5.78	2.22%	12.23%	1.59%	13.74%
2006	1	$8.00	1.37%	13.60%	1.36%	15.09%
2007	3	$16.64	2.80%	16.40%	5.77%	20.87%
2008	1	$29.13	0.22%	16.62%	0.80%	21.67%
2010	3	$18.93	7.10%	23.71%	16.67%	38.34%
2012	2	$42.61	1.14%	24.85%	6.00%	44.34%
2013	1	$29.50	0.62%	25.47%	2.29%	46.63%

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Blackbaud Plaza

Loan Information

Cut-off Date Principal Balance (1):	$24,226,534	
First Payment Date:	September 1, 2003	
Mortgage Interest Rate (2):	5.390% per annum	
Amortization:	360 Months	
ARD Date:	August 1, 2013	
Maturity Date:	August 1, 2033	
Maturity Balance:	$20,191,232	
Interest Calculation:	Actual/360	
Call Protection: (Payments)	Lockout/Defeasance: 116 Open: 4	
Loan per SF (1):	$87	
Up-Front Reserves:	Letter of Credit (3)	$2,000,000
Ongoing Reserves:	Tax and Insurance Reserve (3)(4)	
	Replacement Reserve (5)	
	TI/LC Reserve (6)	
Lockbox:	Hard	

Property Information

Single Asset/Portfolio:	Single Asset
Property Type:	Office
Property Sub-Type:	Suburban
Location:	Charleston, SC
Year Built:	2000
Square Footage:	280,000
Occupancy at U/W (7):	100%
Ownership Interest:	Fee

Major Tenant(s):	NRSF	% Of Total NRSF	Lease Expiration
Blackbaud, Inc.	280,000	100.0%	7/31/2010

Property Management:	Owner Managed
U/W Net Cash Flow:	$2,860,871
U/W DSCR:	1.75x
Appraised Value (8):	$47,000,000
Cut-off Date LTV (1):	51.5%
Maturity/ARD LTV:	43.0%

(1) Based on a September 2003 Cut-off Date.

(2) The initial mortgage interest rate is 5.390%. From and after the anticipated repayment date, the Blackbaud Plaza Loan will accrue interest at a rate per annum equal to the greater of (a) the initial mortgage interest rate plus 2.0% or (b) the treasury rate for the week ending prior to the anticipated repayment date plus 2.0%.

(3) The borrower was required, at closing, to deliver to lender a letter of credit in an initial amount of $2,000,000. The letter of credit is allocated as follows: $202,647 for the estimated tax amount, $191,588 for the estimated insurance amount, $56,000 for replacement reserves, $1,536,745 for tenant improvements/leasing commissions, and $13,020 for the financial statement reporting deposit. The amount of the letter of credit shall be adjusted from time to time based on changes in (a) lender's estimate of the amount necessary to pay taxes during the next ensuing 12-month period and (b) lender's estimate of the amount necessary to pay insurance premiums during the next ensuing 12-month period. The allocated amount of the letter of credit for estimated taxes and the allocated amount of the letter of credit for estimated insurance premiums shall be adjusted accordingly. The other allocated amounts shall remain constant. If borrower fails to timely deliver paid tax receipts to lender, lender may draw on the letter of credit in an amount equal to the estimated tax amount and apply to payment of taxes. If borrower fails to timely deliver paid insurance premium receipts and renewal certificates, lender may draw on the letter of credit in an amount equal to the estimated insurance amount and apply to payment of insurance premiums. If borrower requests a draw on the letter of credit for replacements or repairs, lender may draw on the letter of credit in an amount equal to the amount allocated for replacement reserves and place the amount into the replacement reserve escrow. If tenant Blackbaud, Inc. ("Blackbaud"), files for bankruptcy, fails to renew its lease or vacates the Blackbaud Plaza Property, lender may draw on the letter of credit and place all of the proceeds into the tenant improvement/leasing commission escrow.

(4) The borrower will make monthly deposits of one-twelfth of the taxes and insurance premiums into the tax and insurance reserve fund that lender estimates will be payable during the next ensuing 12 months. However, the borrower will not be required to make any payments into (a) the tax reserve fund so long as (i) no event of default has occurred and is continuing, and (ii) Blackbaud maintains a specified minimum net worth and pays the taxes directly, and (iii) the borrower furnishes paid tax receipts to lender in a timely manner, and (iv) the letter of credit remains in full force and effect and is in an amount sufficient to pay the estimated taxes payable during the next ensuing 12 months; or (b) the insurance reserve fund so long as (i) no event of default has occurred and is continuing, and (ii) Blackbaud maintains a specified minimum net worth and pays the insurance premiums directly, (iii) the borrower furnishes documentation evidencing timely payment of the insurance premiums to lender on a timely basis, and (iv) the letter of credit remains in full force and effect and in an amount sufficient to pay the estimated insurance premiums payable during the next ensuing 12 months.

(5) If lender draws on the letter of credit for replacement reserves, thereafter, the borrower will make monthly deposits in the amount of $4,667 into the replacement reserve fund.

(6) If Blackbaud files for bankruptcy, fails to renew its lease or vacates the Blackbaud Plaza Property lender may draw upon the letter of credit and deposit all of the proceeds of the letter of credit into the tenant improvement/leasing commission reserve fund. Additionally, upon the occurrence of any of such events, or if Blackbaud incurs a net loss during any twelve month fiscal year period, all cash flow in excess of reasonable and customary expenses related to the operation, maintenance and repair of the Blackbaud Plaza Property is to be deposited into the tenant improvement/leasing commission reserve fund. Depending on what event triggered the commencement of the cash flow sweep, it will terminate upon the occurrence of specified events.

(7) Occupancy at U/W is based on the July 1, 2003 rent roll.

(8) Value as of May 29, 2003.

Blackbaud Plaza

Additional Information

- The Blackbaud Plaza Property consists of a 280,000 SF, Class-A suburban office building in the master-planned community of Daniel Island, which is part of the Charleston, Berkley County, South Carolina metropolitan area.
- The Subject was completed in 2000 and is 100% leased to Blackbaud, Inc. Blackbaud Inc.'s occupancy is pursuant to a 10-year triple net lease (expires 7/31/2010) with two 5-year options to extend. Currently, Blackbaud occupies 88% of the space, with 30,086 square feet subleased to three tenants: Blue Cross Blue Shield of South Carolina, Pilot Therapeutics, Inc., and OOCL, Inc. An additional 3,810 square feet is unoccupied and available for sublease.
- Blackbaud Plaza is located in the Charleston Metropolitan Area, which is comprised of Berkeley, Charleston and Dorchester counties, and stretches along the central and southern South Carolina coast. Daniel Island is the area's newest community, boasting 20 miles of waterfront on the Cooper and Wando rivers, encompassing planned neighborhoods with parks and a town center.
- Blackbaud, Inc. is a software and e-solutions company based out of Charleston, SC. Blackbaud provides technology to nonprofit organizations and educational institutions. In business since 1981, Blackbaud provides tools and expertise to help nonprofits operate more efficiently. With offices in Glasgow, Scotland, and Sydney, Australia, Blackbaud has more than 700 employees and annual revenues of $100 million.
- The metro area's population in 2003 is 565,620 (not including Daniel Island) with an average household income of $70,418. Charleston's unemployment rate at the end of 2002 was 3.8%, much lower than the state average of 6.3%, due in part to the area's reliance on retail and service jobs. Major employers in the area include the medical school of the University of South Carolina, the US Navy, and Charleston Air Force Base.
- The manufacturing sector has become one of the county's largest expanding employment sectors. Companies such as Amoco, DuPont, and Bayer Corporation are among the 50 plus manufacturing facilities operating in Berkeley County today.
- Anthony Bakker, the sponsor, is the founder and former CEO of Blackbaud, Inc. and remains its largest individual shareholder, with a 14% ownership interest. Mr. Bakker's other real estate investments include two office buildings, a Hampton Inn Hotel, a professional soccer stadium, and two land parcels.
- This is a single tenant leased property with 3 subleases and is self-managed at this time.

Blackbaud Plaza

Lease Rollover Schedule

Year	# Of Leases Rolling	Average Base Rent per SF Rolling	% Of Total SF Rolling	Cumulative % of SF Rolling	% Of Total Base Rental Revenues Rolling	Cumulative % of Total Rental Revenues Rolling
2004	1	$19.00	4.08%	4.08%	4.48%	4.48%
2008	2	$18.35	6.66%	10.75%	7.06%	11.55%
2010	1	$17.42	87.89%	98.64%	88.45%	100.00%

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REAL ESTATE DEBT CAPITAL MARKETS

CONTACT	PHONE	FAX	E-MAIL
Ken Rivkin *Managing Director*	212.538.8737	212.743.4762	ken.rivkin@csfb.com
Barry Polen *Director*	212.325.3295	212.325.9807	barry.polen@csfb.com
Chris Anderson *Director*	212.325.3295	212.325.9807	chris.anderson@csfb.com
Sameer Nayar *Director*	212.538.2304	212.734.4579	sameer.nayar@csfb.com
Matt Borstein *Vice President*	212.325.3295	212.743.4749	matt.borstein@csfb.com
Derek Barcelona *Vice President*	212.325.3295	212.325.8105	derek.barcelona@csfb.com
Jason Fruchtman *Associate*	212.325.3295	212.325.8105	jason.fruchtman@csfb.com
Martin Gilligan *Associate*	212.325.3295	212.743.4618	martin.gilligan@csfb.com

STRUCTURED FINANCE

CONTACT	PHONE	FAX	E-MAIL
Anand Gajjar *Managing Director*	212.538.6415	212.743.5530	anand.gajjar@csfb.com
Jeffrey Altabef *Director*	212.325.5584	212.743.5227	jeffrey.altabef@csfb.com
Daniel Wolins *Vice President*	212.538.6282	212.743.5556	daniel.wolins@csfb.com
Prashant A. Raj *Associate*	212.538.5773	212.743.5171	prashant.raj@csfb.com
Nicholas Diamond *Analyst*	212.538.1808	917.326.7874	nicholas.diamond@csfb.com